Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

SCIQUEST, INC.

AKKR GREEN PARENT, LLC

AND

AKKR GREEN MERGER SUB, INC.

DATED AS OF MAY 30, 2016

i

ARTICLE V Representations and Warranties of the Buyer Parties
5.1	Organization, Good Standing and Qualification	37
5.2	Corporate Authority	37
5.3	Governmental Filings; No Violations	37
5.4	Litigation	38
5.5	Financing; Funds	38
5.6	Solvency	39
5.7	Capitalization	39
5.8	Brokers and Finders	39
5.9	Delaware Law	40
5.10	No Other Buyer Party Representations or Warranties	40

ARTICLE VI Covenants
6.1	Interim Operations	40
6.2	Acquisition Proposals; Go-Shop Period	43
6.3	Proxy Filings; Information Supplied	49
6.4	Stockholders Meeting	50
6.5	Filings; Other Actions; Notification	51
6.6	Access and Reports	52
6.7	Stock Exchange De-listing	52
6.8	Publicity	52
6.9	Employee Benefits	53
6.10	Expenses	54
6.11	Indemnification; Directors’ and Officers’ Insurance	54
6.12	Takeover Statutes	55
6.13	Financing Cooperation	55
6.14	Stockholder Litigation	57
6.15	Rule 16b-3	57
6.16	Parent Vote	58
6.17	Termination of Repurchase Plan	58
6.18	Cash Management	58

ARTICLE VII Conditions
7.1	Conditions to Each Party’s Obligation to Effect the Merger	58
7.2	Conditions to Obligations of the Buyer Parties	59
7.3	Conditions to Obligation of the Company	59

ARTICLE VIII Termination
8.1	Termination by Mutual Consent	60
8.2	Termination by Either Parent or the Company	60
8.3	Termination by the Company	61
8.4	Termination by Parent	61
8.5	Effect of Termination and Abandonment	62

ii

ARTICLE IX Miscellaneous and General
9.1	Nonsurvival of Representations and Warranties and Agreements	63
9.2	Modification or Amendment	64
9.3	Waiver of Conditions	64
9.4	Counterparts	64
9.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	64
9.6	Notices	65
9.7	Entire Agreement	67
9.8	No Third Party Beneficiaries	67
9.9	Obligations of Parent and of the Company	68
9.10	Non-Recourse	68
9.11	Severability	68
9.12	Assignment	68

ANNEX A DEFINED TERMS

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of May 30, 2016, among SciQuest, Inc., a Delaware corporation (the “Company”), AKKR Green Parent, LLC, a Delaware limited liability company (“Parent”), and AKKR Green Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Buyer Parties”).

RECITALS

WHEREAS, the parties wish to effect a business combination through a merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the Merger upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement and the Merger; and

WHEREAS, the Company and Buyer Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

Definitions

1.1 Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer (or public announcement thereof) with respect to a merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries or (ii) any acquisition by any Person or group of Persons resulting in, or proposal or offer (or public announcement thereof) to acquire by tender offer, share exchange or in any manner which if consummated would result in, any Person or group of Persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, equity securities of the Company or any of its Subsidiaries representing more than 20% of all outstanding equity securities of the Company (by vote or value), or more than 20% of the consolidated total assets (including, equity securities of its Subsidiaries) of the Company and its Subsidiaries, taken as a whole, in each case other than the transactions contemplated by this Agreement.

“Affiliate” shall mean, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act of 1933 (the “Securities Act” ).

“Applicable Foreign Competition Laws” shall mean Laws of any foreign governmental body or international institution that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade and are applicable to the Merger.

“Benefit Plans” shall mean all benefit and/or compensation plans, contracts, policies, agreements or arrangements including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) (whether or not subject to ERISA), and any and all other deferred compensation, severance, equity compensation, stock option, stock purchase, stock appreciation rights, stock unit, stock based, incentive, change in control, bonus, health insurance, disability insurance, fringe benefits, profit sharing and pension plans, sponsored, maintained or contributed to by the Company or any of its Subsidiaries or under which there is or may be any liability or obligation of the Company or any of its Subsidiaries, whether or not such Benefit Plan is or is intended to be (i) arrived at through collective bargaining or otherwise, (ii) funded or unfunded, (iii) covered or qualified under the Code, ERISA or other applicable law, (iv) set forth in an employment agreement or consulting agreement or (v) written or oral.

“Business Day” shall mean any day ending at 11:59 p.m. (New York local time) other than a Saturday or Sunday or a day on which commercial banks in the City of New York are required or authorized by law or executive order to close.

“Company Intellectual Property” means, collectively, the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” means all Intellectual Property that is licensed by a third party to the Company or its Subsidiaries.

“Company Material Adverse Effect” shall mean a change, event, occurrence, state of facts or development that (1) has, had or would reasonably be expected to have, a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no changes, events, occurrences, state of facts or development, to the extent arising out of any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to have occurred pursuant to this clause (1): (a) changes after the date hereof generally affecting the economy, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including changes in interest and exchange rates; (b) changes after the date hereof that are the result of acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), armed hostilities, sabotage or terrorism; (c) changes after the date hereof in any Law or GAAP; (d) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period (it being understood that the exception in this clause shall not prevent or otherwise affect a determination that the underlying cause of such failure has or may reasonably be expected to result in, or contribute to, a Company Material Adverse Effect); (e) the public announcement of this Agreement, including public announcement of the identity of (or any facts or circumstances relating to) the Buyer Parties or their respective Affiliates; (f) any action or omission explicitly required under this Agreement or any action or omission to which any of the Buyer Parties has expressly consented in writing; (g) changes in the price or trading volume of the Company’s common stock, in and of itself (it being understood that the exception in this clause shall not prevent or otherwise affect a determination that the underlying cause of such change has had or may reasonably be expected to result in, or contribute to, a Company Material Adverse Effect); (h) any change in any analyst rating of the Company in and of itself (it being understood that the exception in this clause shall not prevent or otherwise affect a determination that the underlying cause of such change has had or may reasonably be expected to result in, or contribute to, a Company Material Adverse Effect); or (i) changes in conditions in the industry in which the Company and its Subsidiaries conduct business; provided, further, that, with respect to clauses (a), (b), (c) and (i), such changes, events, occurrences, state of facts or developments do not disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate (in which case, only such incremental disproportionate effect shall be taken into account), or (2) prevents, materially impedes or materially delays, or would reasonably be expected to prevent, materially impede or materially delay, the Company’s ability to timely consummate the Merger.

“Company Option” means any option to purchase Shares issued by the Company under the Stock Plans or otherwise.

“Company Owned Intellectual Property” means all Intellectual Property owned by the Company or its Subsidiaries, in whole or in part, including all such Intellectual Property set forth, or required to be set forth, on Section 4.14 of the Company Disclosure Letter.

“Company RSU” means any restricted stock unit award with solely service-based vesting requirements issued by the Company under the Stock Plans or otherwise.

“Company Source Code” means the source code for any Software that is Company Owned Intellectual Property, including to the extent included in the Company Systems, or other confidential information constituting, embodied in or pertaining to such Software.

“Contract” means any agreement, lease, license, contract, note, bond, mortgage, indenture or other similar instrument.

“Customer Offering” means the products and services marketed, distributed, sold or licensed to third parties by the Company or any of its Subsidiaries since the Applicable Date.

“Excluded Party” means any Person or group of Persons from whom the Company or any of its Representatives has received a bona fide written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that did not result from a breach of Section 6.2, which such written Acquisition Proposal the Board of Directors of the Company (or an authorized committee thereof) has determined in good faith (after consultation with its outside legal counsel and a nationally-recognized financial advisor) constitutes a Superior Proposal and who are actively engaged in discussions or negotiations with the Company or its Representatives with respect to such Acquisition Proposal as of the expiration of the Go-Shop Period; provided, that a Person shall cease to be an “Excluded Party” from and after 11:59 p.m. (Eastern time), on July 9, 2016, or, if earlier, the first date on which (x) such written Acquisition Proposal is withdrawn (it being understood that any amendment, modification or replacement of such Acquisition Proposal shall not, in and of itself and subject to clause (z), be deemed a withdrawal of such Acquisition Proposal), (y) the ultimate equityholder(s) of such Person or group of Persons cease collectively to provide (directly or indirectly) in the aggregate at least 100% of the equity financing (measured by voting power and value) to be provided in the Acquisition Proposal or (z) such Acquisition Proposal (as amended, modified or replaced) ceases to constitute a Superior Proposal.

“Environmental Law” shall mean any applicable law, regulation, code, order, judgment, decree or injunction from any Governmental Entity concerning (i) the protection of human health as it relates to exposure to any Hazardous Substance or the protection of the environment, including air (both ambient air and indoor air), surface water, groundwater, drinking water, soil, wildlife and natural resources, or (ii) the production, use, storage, handling, release or disposal of Hazardous Substances.

“Expense Reimbursement” shall mean the amount of all out-of-pocket expenses (including all reasonable fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) actually incurred by the Buyer Parties or any of their Affiliates or any other party on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in an amount up to, but not exceeding, $3,810,000 in the aggregate.

“Hazardous Substance” shall mean any substance listed, defined, designated, classified or regulated on the date hereof as hazardous, toxic or a pollutant under any applicable Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component, and including, without limitation, any hazardous waste, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“Inbound IP Licenses” means, collectively, each license or other Contract pursuant to which the Company or any of its Subsidiaries is granted rights under Intellectual Property owned by a third party.

“Indebtedness” shall mean all indebtedness of the Company and any of its Subsidiaries, determined in accordance with GAAP, including with respect to (i) all liabilities for borrowed money; (ii) all liabilities evidenced by bonds, debentures, notes or other similar instruments; (iii) all liabilities under capital leases to the extent required to be capitalized under GAAP; (iv) all liabilities for guarantees of another Person in respect of liabilities of the type set forth in clauses (i), (ii) and (iii); (v) all reimbursement obligations under letters of credit whether or not such letters of credit have been drawn (including standby and commercial); and (vi) all liabilities for accrued but unpaid interest and unpaid penalties, fees, charges and prepayment premiums that are payable, in each case, with respect to any of the obligations of a type described in clauses (i) through (v) above. For the avoidance of doubt, “Indebtedness” shall not include trade debt or similar obligations incurred in the ordinary course of business consistent with past practice.

“Intellectual Property” shall mean any of the following throughout the world: (i) patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations); (ii) trademarks and service marks, logos, trade dress, corporate names and doing business designations and all registrations and applications for registration of the foregoing (the “Trademarks”), and all goodwill in the foregoing; (iii) Internet domain names and all registrations and applications for registration thereof; (iv) copyrights, copyrightable works, works of authorship, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (v) rights in Software; (vi) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or non-patentable, whether copyrightable or non-copyrightable and whether or not reduced to practice; and (vii) other intellectual property or proprietary rights (including remedies against infringement, dilution, misappropriation or other violation thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intervening Event” shall mean a material change, event, occurrence, state of facts or development since the date hereof with respect to the Company or its Subsidiaries that (i) is materially and disproportionately more favorable to the financial condition and results of operations of the Company and its Subsidiaries, taken as a whole, relative to other businesses operating in the same industry, (ii) was neither known to the Board of Directors of the Company or officers of the Company nor reasonably foreseeable as of or prior to the date hereof and (iii) did not arise from the operation of the Company and its Subsidiaries in the ordinary course of business; provided, however, that (x) receipt by the Company of an Acquisition Proposal, (y) any change in Law or GAAP or (z) changes in the market price or trading volume of the Shares or the fact that, in and of itself, the Company exceeds internal or public projections or forecasts or estimates of revenues or earnings for any period, in each case, shall not be deemed to be an Intervening Event.

“Knowledge” shall mean, (i) with respect to the Company, the actual knowledge of those persons set forth in Section 1.1 of the Company Disclosure Letter,

following reasonable inquiry of such Person’s direct reports and (ii) with respect to Parent, shall mean the actual knowledge of Parent’s directors and officers, following reasonable inquiry of such Person’s direct reports.

“Non-U.S. Benefit Plans” shall mean Benefit Plans maintained outside of the United States primarily for the benefit of current or former employees, directors, consultants, independent contractors or other service providers (“Service Providers”) providing services outside of the United States.

“Open Source Software” means any Software that is licensed pursuant to: (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), or (ii) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.

“Outbound IP Licenses” means, collectively, each license or other Contract pursuant to which the Company or any of its Subsidiaries has assigned, transferred, licensed, sublicensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property.

“Permitted Lien” means (i) encumbrances for current Taxes or other governmental charges not yet due and payable or, if due and payable, are being contested in good faith by appropriate proceedings and there are appropriate reserves maintained on the balance sheet in accordance with GAAP to reflect such unpaid Taxes; (ii) mechanics’, carriers’, materialmen’s, laborers’, workmen’s, repairmen’s, landlords’ or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Company or its applicable Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings; (iii) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the assets or properties to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted; (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities which do not interfere, individually or in the aggregate, with the use, occupation and enjoyment of the properties in connection with the business of the Company and its Subsidiaries; and (v) with respect to Intellectual Property only, nonexclusive licenses or subscriptions granted by the Company or any of its Subsidiaries to customers in the ordinary course of business.

“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means information pertaining to an identified and/or identifiable individual that is subject to protection under applicable Law, including, an individual’s name, address, credit or payment card information, bank account number, email address, date of birth, government-issued identifier, protected health information, and social security number.

“Release” shall mean the release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Substances into the environment.

“Software” means computer programs, including any and all software implementations or algorithms, applications, utilities, development tools, diagnostics, data, databases and embedded systems, whether in source code, interpreted code or object code form, and any documentation relating to the foregoing.

“Stock Plans” means the SciQuest Holdings, Inc. 2004 Stock Incentive Plan (the “2004 Stock Plan”) and the SciQuest, Inc. 2013 Stock Incentive Plan (the “2013 Stock Plan”).

“Stock Repurchase Plan” means the Company’s stock repurchase plan announced on February 25, 2016 with respect to an aggregate amount of up to $30 million of the Company’s outstanding common stock.

“Subsidiary” shall mean, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal (that includes a proposed purchase agreement with respect thereto or confirms in writing that any purchase agreement in connection therewith will be on substantially the same terms as this Agreement) that is not withdrawn that is made by a third party that did not result from a breach of Section 6.2, 6.3 or 6.4 for a transaction that, if consummated, would result in such third party acquiring, directly or indirectly, all of the Shares or all or substantially all of the consolidated assets of the Company and its Subsidiaries for consideration consisting of cash and/or securities that (i) is on terms that the Board of Directors of the Company determines, in good faith after consultation with its outside legal counsel and a nationally-recognized financial advisor, to be superior from a financial point of view to the holders of Shares (other than Parent) than the Merger, taking into account all the terms and conditions of such offer and this Agreement (including any offer by Parent to amend the terms of the Merger and the other transactions contemplated by this Agreement), (ii) is reasonably likely (and at least as likely as the Merger) to be completed in accordance with its terms, in each case taking into account all legal, financial, financing, regulatory, conditionality, timing and other aspects of the Acquisition Proposal (including the financing thereof, which must be fully committed), the Person making the proposal and the payment, if any, of the Termination Fee and Expense Reimbursement and (iii) is either not subject to due diligence or, if subject to the completion of due diligence, the

Board of Directors of the Company (or an authorized committee thereof) has reasonably determined that such diligence would reasonably be expected to be timely completed, and that at the end of such due diligence such Acquisition Proposal (as may be amended, modified or replaced) would continue to constitute a Superior Proposal that is not subject to due diligence. An Acquisition Proposal that contains a financing or funding condition, restricts in any way or conditions the ability of the Company to seek specific performance to cause the transactions contemplated thereby to be consummated on receipt of funds or compliance with financing commitments from any Person or otherwise may not be consummated without the receipt of funds from any Person other than the Person(s) making the Acquisition Proposal or its or their respective Affiliates shall be deemed not to be a Superior Proposal.

“Tax” (including, with correlative meaning, the term “Taxes”) shall include all federal, state, local and non-U.S. income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, government pension, estimated, use, property, withholding, excise, production, value added, goods and services, harmonized sales, occupancy and other taxes, premiums and duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” shall include all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, claims for refund and any amendment thereof) supplied or required to be supplied to a Tax authority relating to Taxes.

“Termination Fee” shall mean (i) an amount equal to $9,660,000 if the Termination Fee becomes payable in connection with the termination of this Agreement pursuant to Section 8.3(a) prior to the expiration of the Go-Shop Period, (ii) an amount equal to $39,670,000 if the Termination Fee becomes payable in connection with the termination of this Agreement pursuant to Section 8.4(a) in connection with an Intervening Event, and (iii) an amount equal to $19,840,000 in all other circumstances.

“U.S. Benefit Plans” shall mean all Benefit Plans other than Non-U.S. Benefit Plans.

1.2 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms, and all pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this

Agreement (except for references to agreements in the Company Disclosure Letter, which will only refer to the agreement so referenced) is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to any statute or Law shall include all rules and regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. “Other party” or “other parties” shall mean the Company or Parent and Merger Sub, as applicable. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. References herein to a Person are also to its successors and permitted assigns, and any reference herein to a Governmental Entity shall be deemed to include reference to any successor thereto. The use of “or” or “any” is not intended to be exclusive unless expressly indicated otherwise. The word “if” and other words of similar import shall be deemed, in each case, to be followed by the phrase “and only if.” The occurrence and time period of calendar days shall be determined on the basis of calendar days based on the local time in New York, New York. When performance in this Agreement is required on a day that is not a Business Day, such action may be taken on the immediately succeeding Business Day.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

ARTICLE II

The Merger

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the provisions of the Delaware General Corporations Law (the “DGCL”) and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”). The Merger shall have the effects specified in the DGCL.

2.2 Closing. Unless this Agreement shall have been terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article VIII, the closing for the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m. (New York local time) on (i) the third (3rd) Business Day following the satisfaction or waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of all conditions at the Closing) or (ii) at such other time and date or at such other place as Parent and the Company may mutually agree upon in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub shall cause a certificate of merger (the “Certificate of Merger”), in form and substance to be mutually agreed prior to the Closing, to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251(c) of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

2.4 Certificate of Incorporation. The certificate of incorporation of the Company shall be amended as a result of the Merger so as to read in its entirety as the certificate of incorporation of Merger Sub except that it shall be amended to properly reflect the name of the Surviving Corporation and, as so amended, shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law.

2.5 Bylaws. The bylaws of the Company shall be amended as a result of the Merger so as to read in their entirety as the bylaws of Merger Sub except that it shall be amended to properly reflect the name of the Surviving Corporation and, as so amended, shall be the bylaws of the Surviving Corporation (the “Bylaws”), until duly amended as provided therein or by applicable Law.

2.6 Directors of the Surviving Corporation. The parties hereto shall take, or cause to be taken, all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.7 Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.8 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporation, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE III

Effect of the Merger on Capital Stock; Exchange of Certificates

3.1 Merger Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of any capital stock of the Company or the sole stockholder of Merger Sub:

(a) Merger Consideration. Each share of common stock, par value $0.001 per share, of the Company (a “Share”) issued and outstanding immediately prior to the Effective Time other than (i) issued and outstanding Shares owned directly by Parent or Merger Sub, (ii) Shares that are Dissenting Shares (as hereinafter defined) and (iii) each Share that is held by any direct or indirect wholly-owned Subsidiary of the Company (collectively, “Excluded Shares”) shall be converted into the right to receive $17.75 per Share in cash (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the Shares (other than Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate and uncertificated interest formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration for each such Share, without interest, in accordance with this Section 3.1 and Section 3.2.

(b) Cancellation of Excluded Shares. Each Excluded Share issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the record holder (the “Record Holder”) of any Dissenting Shares to receive the payment for such Dissenting Shares pursuant to Section 3.2(f).

(c) Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation, and such shares shall constitute the sole capital stock of the Surviving Corporation.

3.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Closing Date, Parent shall appoint a paying agent (the “Paying Agent”), which shall be reasonably acceptable to the Company, for the payment of the Per Share Merger Consideration. Concurrently with the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent for the benefit of the Record Holders of Shares (other than Excluded Shares) a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 3.1(a) (such cash amount being hereinafter referred to as the “Exchange Fund”). At the request of Parent, concurrently with the Effective Time, the Company shall deposit with the Paying Agent all or any portion of its available cash and cash equivalents in order to satisfy Parent’s obligations pursuant to the immediately preceding sentence. The Paying Agent shall invest the Exchange Fund as directed by Parent solely in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or (iv) a combination of any of the foregoing. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 3.1(a) shall be returned to Parent in accordance with Section 3.2(d). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 3.1(a), Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make payments required under Section 3.1(a).

(b) Exchange Procedures. Promptly after the Closing Date, Parent shall cause the Paying Agent to mail to each Record Holder of Shares (other than with respect to Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the certificates or transfer of the uncertificated Shares (or affidavits of loss in lieu thereof as provided in Section 3.2(e)) to the Paying Agent, such letter of transmittal to be in customary form and to have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the certificates (or affidavit of loss in lieu thereof as provided in Section 3.2(e)) or transfer of the uncertificated Shares in exchange for the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 3.1(a). Upon delivery of such letter of transmittal by any Record Holder of Shares (other than Excluded Shares), duly completed and duly executed in accordance with its instructions, and the surrender to the Paying Agent of a certificate that immediately prior to the Effective Time represented Shares (or affidavit of loss in lieu thereof as provided in Section 3.2(e)) or transfer of uncertificated Shares, the holder thereof shall be entitled to receive in exchange therefor a cash amount by check (less any required Tax withholdings as provided in Section 3.2(g) equal to the product of (x) the number of Shares represented by such certificate (or affidavit of loss in lieu thereof as provided in Section 3.2(e)) or uncertificated Shares and (y) the Per Share Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of the certificates or uncertificated Shares.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time any certificated or uncertificated Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and, subject to compliance with the procedures set forth in Section 3.2(b), exchanged for the cash amount to which the Record Holder thereof is entitled pursuant to this Article III (less any required Tax withholdings as provided in Section 3.2(g)) to be paid by check or wire transfer of immediately available funds to an account designated by such holder.

(d) Termination of Exchange Fund. Subject to Section 3.5, any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of the Shares for one (1) year after the Effective Time shall be delivered to Parent. Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to Parent for payment of the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 3.1(a) (less any required Tax withholdings as provided in Section 3.2(g)), without any interest thereon.

(e) Lost, Stolen or Destroyed Certificates. In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation or the Paying Agent with respect to such certificate, the Paying Agent will issue a check in the amount (less any required Tax withholdings as provided in Section 3.2(g)) equal to the product of (i) the number of Shares represented by such lost, stolen or destroyed certificate and (ii) the Per Share Merger Consideration.

(f) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, if required by DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders of such shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Per Share Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, and Parent shall remain liable for payment of the Per Share Merger Consideration for such shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Parent (x) notice of any demands received by the Company for appraisals, (y) the opportunity to participate in all (but not control any) negotiations and proceedings with respect to such notices and demands and (z) a reasonable opportunity to review, and shall consider in good faith all reasonable comments, on any written document to be given to any third party or Governmental Authority in connection therewith. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle, compromise, offer to settle or compromise, or otherwise negotiate any such demands.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Record Holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

3.3 Treatment of Outstanding Options and Restricted Stock Units.

(a) Options. At the Effective Time and except as agreed between Parent and any holder thereof, each outstanding and unexercised Company Option that is vested as of immediately prior to the Effective Time or that vests solely as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Board of Directors of the Company or a committee thereof other than action by the Board of Directors or any committee thereof necessary to effectuate this Section 3.3; it being acknowledged and agreed that such action shall in no event include the acceleration of vesting of any Company Option) (each such Company Option, a “Vested Company Option”) shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to such Vested Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Vested Company Option, less applicable Taxes required to be withheld with respect to such payment. At the Effective Time, each Company Option that is not a Vested Company Option shall be cancelled and forfeited for no consideration.

(b) Restricted Stock Units. At the Effective Time, and except as agreed between Parent and any holder thereof, each Company RSU that is vested as of immediately prior to the Effective Time or that vests solely as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Board of Directors of the Company or a committee thereof other than action by the Board of Directors of the Company or any committee thereof necessary to effectuate this Section 3.3; it being acknowledged and agreed that such action shall in no event include the acceleration of vesting of any Company RSU) (each such Company RSU, a “Vested Company RSU”) shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to such Vested Company RSU and (ii) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment. At the Effective Time, each Company RSU that is not a Vested Company RSU shall be cancelled and forfeited for no consideration.

(c) Performance-Based Restricted Stock Units. At the Effective Time, and except as agreed between Parent and any holder thereof, each outstanding performance-based restricted stock unit issued by the Company under the Stock Plans or otherwise (a “Company PSU”) shall be cancelled and shall only entitle the holder thereof to receive an amount in cash equal to the product of (i) the total number of “Earned Units” as determined in accordance with the change of control provisions of the applicable Performance-Based Restricted Stock Unit Agreement (the “PSU Agreement”) based upon actual performance through the “Adjusted Performance Period”(as such specified terms are defined in the applicable PSU Agreements) and (ii) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment (such amounts the “PSU Consideration”), which PSU Consideration shall vest and be payable in accordance with the terms of the PSU Agreement underlying the applicable Company PSU (and shall be subject to any service-based vesting requirements set forth in such PSU Agreements). At the Effective Time, each portion of a Company PSU that is not an Earned Unit shall be cancelled and forfeited for no consideration.

(d) Payment of Equity Incentive Amounts. Parent will take all actions necessary so that, at or as soon as practicable after the Effective Time, the Surviving Corporation shall pay or cause to be paid to each holder of Vested Company Options and Vested Company RSUs the cash payment to which such holder is entitled as determined in accordance with this Section 3.3 through the Surviving Corporation’s or applicable Subsidiary’s payroll, unless alternative arrangements are specified by such holder, to the extent permitted thereby. In the event that the Surviving Corporation has insufficient cash to make such payment to each holder of Vested Company Options and Vested Company RSUs, Parent shall pay such amounts or provide to the Surviving Corporation sufficient cash to pay such amounts. Settlement and payment of amounts due for Company PSUs, if any, shall be treated as set forth in the applicable PSU Agreement and Section 3.3(c) of this Agreement.

(e) Company ESPP. As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the SciQuest, Inc. Employee Stock Purchase Plan (the “ESPP”)) shall adopt such resolutions or take such other actions as may be required to provide that with respect to the ESPP (i) participation following the date of this Agreement shall be limited to those employees who participate on the date of this Agreement, (ii) except to the extent necessary to maintain the status of the ESPP as an “employee stock purchase plan” within the meaning of Section 423 of the Code and the Treasury Regulations thereunder, participants may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement, (iii) that the ESPP be suspended at the close of the current offering period and no offering period shall be commenced after the date of this Agreement unless the Merger is not consummated, (iv) each participant’s outstanding right to purchase Shares under the ESPP shall terminate on the day immediately prior to the day on which the Effective Time occurs (if not earlier terminated pursuant to the terms of the ESPP);

provided that all amounts allocated to each participant’s account under the ESPP as of such date shall thereupon be used to purchase from the Company whole Shares at the applicable price determined under the terms of the ESPP for the then outstanding offering periods using such date as the final purchase date for each such offering period, and (v) the ESPP shall terminate immediately prior to the day on which the Effective Time occurs (if not earlier terminated by the Board of Directors).

(f) Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt resolutions and shall take such other appropriate actions to implement the provisions of Section 3.3 and to terminate the Stock Plans at the Effective Time.

3.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change.

3.5 No Liability. To the fullest extent permitted by applicable Law, none of the parties to this Agreement, the Surviving Corporation or the Paying Agent will be liable to any stockholders of the Company or other Person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

ARTICLE IV

Representations and Warranties of the Company

Except as set forth in (x) corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to or simultaneously with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face (without the need to examine or understand any underlying document or information)), and (y) any Company Report filed with or furnished to the SEC pursuant to the Exchange Act and publicly available at least two (2) Business Days prior to the date hereof (excluding any disclosures set forth in any “risk factor” section or market risk section, and in any section in such Company Reports to the extent cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to the Buyer Parties that:

4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent prior to the date hereof complete and correct copies of the certificates of incorporation and bylaws or comparable organizational and governing documents of each of the Company and its Subsidiaries, each as amended to the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement.

4.2 Capital Structure. The authorized capital stock of the Company consists of 50,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.001 (“Preferred Shares”). As of the close of business on May 27, 2016 (the “Capitalization Date”), 27,711,529 Shares and no Preferred Shares were outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the Capitalization Date, (i) 1,421,210 Shares were reserved and authorized for future issuance (i.e., issuance pursuant to awards not yet granted) under the Stock Plans, (ii) 816,645 Shares were reserved and authorized for future issuance under the ESPP, (iii) an aggregate of 2,837,338 Shares were subject to or otherwise deliverable in connection with the exercise of outstanding Company Options issued pursuant to the Stock Plans, (iv) 434,220 Company RSUs were outstanding, and (v) 565,638 Company PSUs were outstanding (assuming achievement of all applicable performance goals at maximum). Since the Capitalization Date through the date hereof, the Company has not issued any Shares (whether restricted or not), Company Options, Company RSUs, Company PSUs, or any other shares of capital stock or other equity securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company. Section 4.2 of the Company Disclosure Letter contains a correct and complete list as of the Capitalization Date of (i) a schedule of the outstanding Company Options, including the applicable exercise prices therefor, vesting schedules (including whether any such Company Options will vest as a result of the consummation of the Merger) and the holders thereof, (ii) a schedule of the Company RSUs, including vesting schedules (including whether any such Company RSUs will vest as a result of the consummation of the Merger) and the holders thereof, and (iii) a schedule of the Company PSUs, including vesting schedules and the holders thereof. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, license, sublicense, charge, pledge, mortgage, preemptive right, right of first refusal, option or similar right, transfer restriction, security interest, claim or other encumbrance (each, a “Lien”), other than transfer restrictions imposed under any federal or state securities Laws. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens other than transfer restrictions imposed under any federal or state securities Laws. None of the Company or any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no contractual obligations of the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries is or could be required to register or purchase any Shares or other equity interests of the Company or any of its Subsidiaries or any other debt or equity securities. There are no voting agreements, voting trusts, shareholder agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of, the Company or any of its Subsidiaries or restricting the transfer thereof. Section 4.2 of the Company Disclosure Letter contains a correct and complete list as of the close of business on the date hereof of any entity that is not a wholly-owned Subsidiary of the Company in which the Company or any of its Subsidiaries own, directly or indirectly, any debt or equity interest.

4.3 Corporate Authority; Approval and Fairness; Opinion of Financial Advisor.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the Company Requisite Vote, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby, including the Merger, have been duly authorized and approved by the Company and no corporate, company, limited partnership or other action on the part of the Company or any of its Subsidiaries is necessary other than the receipt of the affirmative vote of a majority of the votes entitled to be cast by the holders of the Shares (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery by the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Board of Directors of the Company has, (i) by resolutions duly adopted at a meeting duly called and held, which resolutions have not been rescinded, modified or withdrawn as of the time of the execution and delivery of this Agreement, by unanimous vote of those directors present (A) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, and has resolved to recommend adoption of this Agreement to the holders of Shares (the “Company Recommendation”) and (B) directed that this Agreement be submitted to the holders of the Shares for their adoption at a stockholders’ meeting duly called and held for such purpose and (ii) received the opinion of the Company’s financial advisor, Stifel, Nicolaus & Company, Incorporated, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be received in the Merger by the holders of Shares is fair, from a financial point of view, to the stockholders of the Company. A true, correct and complete copy of such opinion and the engagement letter relating thereto have been made available to Parent. It is agreed and understood that such opinion is only for the benefit of the Board of Directors of the Company. The Company has made available a true, correct and complete copy of the resolutions described in the foregoing clauses (i)(A) and (i)(B) to Parent on the date hereof.

4.4 Governmental Filings; No Violations; Certain Contracts.

(a) Except for (i) such filings of reports under the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”); (ii) such filings and notifications as may be required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any Applicable Foreign Competition Laws which are listed on Section 4.4(a) of the Company Disclosure Letter, if any; (iii) the applicable requirements of the Nasdaq Global Select Market (“Nasdaq”); and (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger, no notices, reports or other filings are required to be made with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained from, any domestic, foreign or transnational governmental, quasi-governmental or regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial governmental entity or any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing documents of any of the Company’s Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or, acceleration of any rights or obligations under, or the creation of a Lien (other than a Permitted Lien) on any of the assets, of the Company or any of its Subsidiaries pursuant to any Contract or material Permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound or (iii) assuming that the consents, approvals and filings referred to in Section 4.4(a) are duly obtained and/or made, a violation in any material respect of any Law to which any of the Company or any of its Subsidiaries is subject, except, in the case of clause (ii) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

4.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (“SEC”) pursuant to the Exchange Act or the Securities Act on or after December 31, 2013 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). As of their respective effective, filing, furnishing or amendment dates, as applicable, each of the Company Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of their respective effective filing, furnishing or amendment dates, as applicable, the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company Reports. As of the date hereof, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.

(b) Each of the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss), and consolidated statement of cash flows included in or incorporated by reference into the Company Reports (i) has been prepared from, and in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly presents in all material respects the consolidated results of operations, statements of income (loss), changes in cash flows and the consolidated financial condition of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to normal year-end audit adjustments) and (iii) has been prepared in accordance with GAAP consistently applied during the periods involved (except in the case of unaudited statements for the absence of footnotes and other presentation items), except, in each case, as indicated in such statements or in the notes thereto. As of the date of this Agreement, Grant Thornton LLP has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) Since the Applicable Date, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since the Applicable Date, the Company has disclosed to the Company’s auditors and the Audit Committee of the Board of Directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) and (ii) any fraud or, to the Knowledge of the Company, any allegation of fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and to the actual knowledge (without the need for inquiry) of those persons set forth in Section 1.1 of the Company Disclosure Letter, Section 4.5(d) of the Company Disclosure Letter sets forth, and describes in reasonable detail, each such significant deficiency, material weakness or instance of fraud or alleged fraud.

(e) Since the Applicable Date, (i) none of the Company nor any of its Subsidiaries, directors, auditors or accountants or, to the actual knowledge (without the need for inquiry) of those persons set forth in Section 1.1 of the Company Disclosure Letter, its or its Subsidiaries’ officers, employees or representatives has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Board of Directors of the Company or any committee thereof, or to any of the persons set forth in Section 1.1 of the Company Disclosure Letter, evidence of a material violation of securities laws, a breach of fiduciary duty or a similar violation by the Company or any of its Subsidiaries or any of their officers, directors or employees.

(f) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (i) set forth or as reflected or reserved against in the Company’s consolidated balance sheets as of March 31, 2016 included in the Company Reports filed prior to the date of this Agreement, (ii) incurred since March 31, 2016 in the ordinary course of business consistent with past practice, (iii) that have been discharged or paid prior to the date of this Agreement, (iv) reasonably incurred since the date hereof as a result of actions required by the terms of this Agreement or (v) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been so described in the Company Reports nor any obligations to enter into any such arrangements.

(g) As of the Capitalization Date, the Company and its Subsidiaries had in the aggregate $130,797,685.34 of freely available cash and cash equivalents.

4.6 Absence of Certain Changes. Since December 31, 2015 through the date hereof, (a) the Company and its Subsidiaries have conducted their respective businesses only in accordance with the ordinary course of such businesses, consistent with past practices, (b) no event or events have occurred that, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect and (c) except as set forth in Section 4.6(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by Section 6.1(b)(i), (ii), (iii), (iv), (vi), (vii), (viii), (x), (xii) or (xiii) without Parent’s consent.

4.7 Litigation and Liabilities.

(a) Except as set forth in Section 4.7(a) of the Company Disclosure Letter, there are no, and, since the Applicable Date there have not been any, civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings (“Proceedings”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, if adversely determined, would individually or in the aggregate reasonably be expected to result in liability in excess of $100,000, or that otherwise sought or seek injunctive relief or other equitable remedy, or that involve or involved the Company’s or its Subsidiaries’ officers or directors.

(b) Except as set forth in Section 4.7(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is or, since the Applicable Date has been, a party to or subject to the provisions of any material judgment, order, writ, injunction, settlement agreement decree or award entered, issued or made by or with any Governmental Entity.

4.8 Employee Benefits.

(a) All Benefit Plans are listed on Section 4.8(a) of the Company Disclosure Letter. True and complete copies (or summaries for any Benefit Plan for which a separate plan document does not exist) of all Benefit Plans listed on Section 4.8(a) of the Company Disclosure Letter have been made available to Parent, and the Company has made available to Parent where applicable (i) the most recently prepared actuarial report or financial statement, (ii) the most recent summary plan description, and all material modifications thereto, (iii) the most recent annual report (Form 5500 Series) and accompanying schedule, (iv) the most recent determination letter or opinion letter, (v) copies of any material written correspondence with a Governmental Entity, (vi) any related funding arrangements, and (vii) all legal opinions relating to the administration or funding of any Non-U.S. Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Benefit Plan that have been adopted or approved nor have the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Benefit Plan.

(b) All U.S. Benefit Plans have been maintained in material compliance with their terms and with ERISA, the Code and any other applicable Laws. Each U.S. Benefit Plan that is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code, has received a current favorable determination or opinion letter from the Internal Revenue Service (the “IRS”), such letter has not been revoked (nor has revocation been threatened), and to the Knowledge of the Company, no circumstances exist as of the date hereof that would reasonably result in the loss of the qualification of such U.S. Benefit Plan under Section 401(a) of the Code or such trust under Section 501(a) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any U.S. Benefit Plan that could subject the Company or any of its Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) None of the Company, any of its Subsidiaries nor any other entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA (each, a “Company ERISA Affiliate”) maintains or contributes or has within the past six years maintained or contributed to an employee benefit plan that is subject to subtitles C or D of Title IV of ERISA or Sections 412 or 430 of the Code. There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any “Controlled Group Liability” (as defined below) that could become a liability of the Company, any of its Subsidiaries or any Company ERISA Affiliate. Without limiting the generality of the foregoing, neither the Company, nor any of its Subsidiaries, nor any Company ERISA Affiliate, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a material failure to comply with the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code, and (v) under corresponding or similar provisions of foreign Laws.

(d) The Company, its Subsidiaries and each Company ERISA Affiliate do not have, and have never had any obligation to contribute to any plan within the meaning of ERISA Sections 3(37) and 4001(a)(3). The Company, its Subsidiaries and each Company ERISA Affiliate do not and have never maintained or sponsored a plan sponsored by more than one employer within the meaning of ERISA Section 4063 or Code Section 413(c). None of Company, its Subsidiaries nor any ERISA Affiliates has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) that has not been satisfied in full.

(e) There is no (and during the past two years there has been no) material Proceeding pending or, to the Knowledge of the Company, threatened relating to the Benefit Plans, other than routine claims for benefits. Neither the Company nor any of its Subsidiaries has since the Applicable Date taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, the U.S. Department of Labor or any other Governmental Entity with respect to any Benefit Plan, and neither the Company nor any of its Subsidiaries has any Knowledge of any material plan defect that would qualify for correction under any such program. None of the Benefit Plans provides for medical, life or death benefits beyond termination of service or retirement, other than pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, any similar state or local Law or any foreign Law. The Company and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all plans or arrangements subject to ERISA. All required contributions have been timely made to the Benefit Plans and no Benefit Plan has any unfunded liabilities that have not been properly accrued.

(f) Each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has (i) between January 1, 2005 and December 31, 2008, been operated in good faith compliance with Section 409A of the Code and Notice 2005-01 and (ii) since January 1, 2009 (or such later date permitted under applicable guidance), been operated in compliance with, and is in documentary compliance with, in all material respects, Section 409A of the Code and IRS regulations and guidance thereunder. No compensation payable by the Company or any of its Subsidiaries has been reportable as nonqualified deferred compensation in the gross income of any individual or entity, and subject to an additional tax, as a result of the operation of Section 409A of the Code. All stock options granted by the Company or any of its Subsidiaries to any current or former Service Provider have been granted with a per share exercise or reference price at least equal to the fair market value of the underlying stock on the date the option or stock appreciation right was granted, within the meaning of Section 409A of the Code and associated Treasury Department guidance.

(g) Except as expressly set forth in Section 3.3 of this Agreement, neither the execution of this Agreement, the adoption of this Agreement by holders of shares constituting the Company Requisite Vote nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event, including any termination of employment or service) may (i) entitle any current or former Service Provider to any compensation or benefit, including without limitation severance pay (other than severance pay required by any Law) or to any increase in any compensation or benefit, including without limitation severance pay upon any termination of employment, (ii) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or benefit to any current or former Service Provider or result in any limitation on the right of the Company or any Subsidiary of the Company to amend, merge, terminate or receive a reversion of assets from any Benefit Plan, or (iii) accelerate the time of payment or vesting or exercisability, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans. No Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code or otherwise. Section 4.8(g) of the Company Disclosure Letter sets forth an estimate of the amounts potentially payable to each Service Provider under any Benefit Plan in connection with the execution and delivery of this Agreement, the adoption of this Agreement by holders of shares constituting the Company Requisite Vote or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event, including as a result of a termination of employment or service), including specifically listing the amount of any “excess parachute payments” within the meaning of Section 280G of the Code and any gross-ups or reimbursement of Taxes under Section 4999 of the Code that could become payable under any Benefit Plans. All Company Options, Company RSUs and Company PSUs can be cancelled by their terms in accordance with Section 3.3.

(h) Each Service Provider who is classified by the Company or any of its Subsidiaries, as applicable, as having the status of an independent contractor is properly so characterized.

(i) All Non-U.S. Benefit Plans have been maintained in compliance in all material respects with their respective terms and applicable local Law. With respect to each Non-U.S. Benefit Plan: (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by Law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practice, (ii) the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S.

Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations and any liabilities or obligations incurred through the Closing Date, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligation, and (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with the applicable Governmental Entities and to the Knowledge of the Company, no circumstances exist as of the date hereof that would reasonably be expected to result in the loss of the good standing of such Non-U.S. Benefit Plan. None of the Non-U.S. Benefit Plans is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

(j) No individuals are participating in (or are eligible to participate in) any of the Non-U.S. Benefit Plans maintained in Canada, other than current or former employees of the Company or its Subsidiaries, or officers or directors of the Company or its Subsidiaries (and any spouses, dependents, survivors or beneficiaries of such persons).

(k) All data necessary to administer each Benefit Plan is in the possession of the Company, its Subsidiaries or their agents and is in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and applicable Law and such data is materially complete and correct.

4.9 Compliance with Laws; Licenses.

(a) Since the Applicable Date, the Company and its Subsidiaries have complied with all applicable federal, state, local and foreign laws, statutes, ordinances, common law, and any applicable rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses or permits of any Governmental Entity (collectively, “Laws”) in all material respects, and have timely filed all material reports, registrations, notices and statements, together with any amendments required to be made with respect thereto, that they were required to file since the Applicable Date with Governmental Entities, and have paid all fees and assessments due and payable in connection therewith. Except as set forth in Section 4.9(a) of the Company Disclosure Letter, since the Applicable Date there have been no investigations or review by any Governmental Entity with respect to the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are no such investigations or reviews pending or threatened, and nor have the Company or any of its Subsidiaries received written notice from any Governmental Entity stating an intention of such Governmental Entity to conduct the same. Each of the Company and its Subsidiaries has obtained and is in compliance in all material respects with all material permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted. Since the Applicable Date, none of the Company or any of its Subsidiaries has received written notice that the Governmental Entity or other Person issuing or authorizing any such License intends to terminate or refuse to renew or reissue such License.

(b) None of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any of their respective directors, officers, employees, representatives, consultants or agents for or on behalf of the Company or its Subsidiaries (i) has taken any action that would cause them or the Company to be in violation of any provision of the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or other applicable anti-corruption laws in other countries in which the Company and its Subsidiaries conduct business; (ii) used any corporate funds for unlawful contributions, gifts, entertainment or unlawful expenses relating to political activity; (iii) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees; or (iv) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of the FCPA or other applicable anticorruption laws. Since the Applicable Date, neither the Company nor any Subsidiary of the Company has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any noncompliance with the FCPA or other applicable anti-corruption laws in other countries.

4.10 Takeover Statutes. The Board of Directors of the Company has unanimously approved this Agreement and the transactions contemplated hereby to render inapplicable to this Agreement and such transactions any applicable “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or other similar Law under any foreign, state or local Law (each, a “Takeover Statute”).

4.11 Environmental Matters.

(a) Since the Applicable Date, the Company and its Subsidiaries have been in compliance in all material respects with applicable Environmental Laws. The Company and its Subsidiaries possess all Licenses required under applicable Environmental Laws for the operation of their businesses as presently conducted and all such Licenses are in good standing. Neither the Company nor any of its Subsidiaries has received from any Governmental Entity or any other Person any written claim, notice of violation or citation concerning any violation or alleged violation of, or liability or alleged liability under, any applicable Environmental Law since the Applicable Date.

(b) (i) There have been no Releases by the Company or any of its Subsidiaries of any Hazardous Substances into, on or under or from any Leased Real Property, and (ii) none of the Company or any of its Subsidiaries has been notified in writing of potential liability for any Releases by or arranged for by the Company or any of its Subsidiaries of any Hazardous Substances into, on, under or from any other properties, including landfills in which Hazardous Substances have been Released or properties on or under or from which the Company or any of its Subsidiaries has performed services, except, in the case of either (i) or (ii), for any such Releases that would not reasonably be expected to result in any material liability of the Company or any of its Subsidiaries.

4.12 Taxes.

(a) All income and other material Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed in accordance with all applicable Laws (taking into account any applicable extensions), and each such Tax Return is complete and accurate. All material Taxes due and payable by the Company and each of its Subsidiaries (whether or not shown on any Tax Return and including all installments on account of Taxes for the current year) have been timely paid. The Company and each of its Subsidiaries has made adequate provision in their financial statements in accordance with GAAP for payment of all material amounts of Taxes that are not yet due and payable. Any unpaid Taxes of the Company and each of its Subsidiaries (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent Balance Sheet and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(b) No federal, state, local or non-U.S. audits, examinations, investigations or other proceedings are pending, being conducted or have been threatened in writing against the Company or any of its Subsidiaries in respect of any Taxes. Neither the Company nor any of its Subsidiaries has received from any federal, state, local, or non-U.S. taxing authority any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters, (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its Subsidiaries. There are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and adequately reserved for in the latest audited financial statements included in the Company Reports.

(c) The Company and each of its Subsidiaries has withheld and paid or remitted in full all amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, non-resident or other Person.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) Neither the Company nor any of its Subsidiaries (i) is a party to, is bound to, or has any obligation under any Tax allocation or sharing agreement or any Tax indemnity agreement (other than any commercial Contracts entered in the ordinary course of business that do not relate primarily to Taxes such as a lease or a loan or to which the only parties are the Company or any of its Subsidiaries), (ii) has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the five-year period ending on the date hereof that was purported or intended to be governed by Section 355 or Section 361 of the Code (or any analogous provision of state, local or non-U.S. Law), (iii) is a party to any agreement, contract, arrangement, or plan that has resulted or could result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any analogous provision of state, local, or non-U.S. law), (iv) is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax return, (v) has any liability for the Taxes of any other Person (other than the Company and its Subsidiaries) arising from the application of Treasury Regulation §1.1502-6 (or any analogous provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than customary Tax indemnifications contained in commercial agreements the primary purpose of which does not relate to Taxes such as a lease or a loan) or otherwise, (vi) will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date, as a result of any (A) change in method of accounting occurring prior to the Closing Date, (B) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (C) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local, or foreign Law) executed on or prior to the Closing Date, (D) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of state, local, or foreign Law), (E) installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (F) prepaid amount received, or paid, on or prior to the Closing Date, (G) election under Section 108(i) of the Code, (H) deferred revenue or gains arising or accrued prior to the Closing Date, (G) has engaged in any “listed transaction” described in Treasury Regulation §1.6011-4(b)(2) or (I) has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns claiming that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction.

(f) None of the Company or its Subsidiaries is a resident for Tax purposes or has a branch or permanent establishment in any country other than its country of organization.

(g) No Subsidiary organized outside of the United States is a passive foreign investment company within the meaning of Section 1297 of the Code. None of the Company or any Subsidiary has ever had to include material amounts in income under Section 951(a) of the Code.

(h) The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) If the Company or any Subsidiary is required to registered for value added tax or similar tax or consumption (“VAT”) in any jurisdiction, it is so registered in each such applicable jurisdiction and has complied with all statutory provisions, rules, regulations, orders and directions in respect of any VAT or similar tax on consumption, maintains full and accurate records, and has not in the period of six years ending with the Closing Date been subject to any material interest, forfeiture, surcharge or penalty and none is or has been in the period of six years ending with the Closing Date a member of a group or consolidation with any other company for purposes of VAT.

(j) All related party transactions involving the Company and/or any Subsidiary (including any branch or permanent establishment thereof) comply with the principles set forth in Section 482 of the Code and Treasury Regulations promulgated thereunder (and any corresponding provisions of state, local or non-U.S. Tax Law) and any other applicable Law on transfer pricing, and the Company and its Subsidiaries have maintained all applicable records with respect to transfer required to avoid the imposition of penalties under all applicable Law.

4.13 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is (i) a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization, employee organization or works council, or (ii) engaged in any negotiation with any labor union, labor organization, employee organization or works council. Neither the Company nor any of its Subsidiaries is the subject of any Proceeding asserting that the Company or any of their Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union, labor organization, employee organization or works council nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since the Applicable Date any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act of 1998 or equivalent applicable Law in any other jurisdiction in which the Company or any of its Subsidiaries operates. All current assessments under workers’ compensation legislation have been paid or accrued by the Company and its Subsidiaries as applicable. The Company and its Subsidiaries have not been and are not subject to any additional or penalty assessments under such legislation that has not been paid, and are not the subject of an audit related thereto by any Governmental Entity.

(b) The number of all employees of the Company and its Subsidiaries (the “Current Employees”) who are employed as of the date hereof in each country has been provided to Parent. Section 4.13(b) of the Company Disclosure Letter sets forth all employment contracts or offer letters with Current Employees who have a base salary in excess of $200,000 per annum that (i) in the case of Current Employees not in Canada, are not terminable upon sixty (60) days’ notice or less without penalty or the obligation to pay severance or termination pay and (ii) in the case of Current Employees in Canada, are not terminable on a without cause basis other than providing reasonable notice.

4.14 Intellectual Property.

(a) Company Registrations and Material Intellectual Property. Section 4.14(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Owned Intellectual Property that is registered or filed, or for which an application for registration has been filed, with any Internet domain registry or any patent, trademark or copyright office (the “Company Registrations”), in each case, enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration or patent issued, date of filing, date of issuance, and names of all current applicant(s) and registered owner(s), as applicable. All assignments of Company Registrations from any Person to the Company or any of its Subsidiaries have been properly executed and recorded (or registered with the applicable registry, with respect to domain name registrations). Section 4.14(a)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all material unregistered Company Owned Intellectual Property consisting of (x) Trademarks or (y) Software currently marketed, distributed, sold or licensed to third parties by the Company or any of its Subsidiaries. All Company Registrations are subsisting, and, to the Knowledge of the Company, none of the Company Owned Intellectual Property has been determined by any Governmental Entity to be invalid or unenforceable.

(b) Prosecution Matters. There are no inventorship challenges, or opposition, reexamination, nullity or interference Proceedings or other challenges pending, or threatened in writing to be initiated against the Company or any of its Subsidiaries, before any Governmental Entity, with respect to any Company Registrations. The Company and its Subsidiaries have complied in all material respects with all of their obligations and duties to the respective patent, trademark and copyright offices, including the duty of candor and disclosure to the U.S. Patent and Trademark Office, with respect to all Company Registrations.

(c) Ownership. Each item of Company Intellectual Property is, and immediately following the Closing will be, owned, or available for use (under a valid and enforceable Inbound IP License), by the Company or its Subsidiaries on substantially identical terms and conditions following the Closing as it was immediately prior to the Closing, without additional restriction and without payment of any kind to any third party (other than amounts that would have been payable by the Company or its Subsidiaries even if the Transactions contemplated hereby did not occur). The Company and its Subsidiaries exclusively own all Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). The Company and its Subsidiaries have the right to use all Company Licensed Intellectual Property under a valid and enforceable Inbound IP License, free and clear of any Liens (other than Permitted Liens and encumbrances under applicable Inbound IP Licenses). The Company Intellectual Property is sufficient in all material respects for the operation of the business of the Company and its Subsidiaries as presently conducted by the Company and its Subsidiaries. No funding or facilities of a university, college, other educational institution or research center or Governmental Entity was used in the development of any Company Owned Intellectual Property and, to the Knowledge of the Company, no Governmental Entity has any rights in the same.

(d) Protection Measures. The Company and its Subsidiaries have taken commercially reasonable measures to maintain, enforce (where the Company has determined that enforcement would be commercially reasonable), and protect each item of Company Owned Intellectual Property, including commercially reasonable measures to maintain and protect in confidence all trade secrets and confidential information comprising a part of the Company Owned Intellectual Property. Except as set forth on Section 4.14(d) of the Company Disclosure Letter, all past and present employees and independent contractors of, and consultants to, the Company or its Subsidiaries who have been involved in the creation or development of any Intellectual Property for, on behalf of, or otherwise under the supervision of, the Company or its Subsidiaries have entered into agreements pursuant to which such employee, independent contractor, or consultant (i) agrees to protect the confidential information of the Company and its Subsidiaries, and (ii) assigns (by way of a present grant of assignment) to the Company or its Subsidiaries, as applicable, all Intellectual Property created or otherwise developed by such employee, independent contractor or consultant in the course of his, her or its relationship with the Company and its Subsidiaries, as applicable (and waives all moral rights therein, to the extent permitted under applicable Laws), in each case, without further consideration or any restrictions or obligations on the use or ownership of such Intellectual Property whatsoever. To the Knowledge of the Company, no current or former employee, independent contractor, or consultant of the Company and its Subsidiaries is in violation of such agreement.

(e) Infringement by the Company. Since the Applicable Date, the operation of the business of the Company and its Subsidiaries as and where operated by the Company and its Subsidiaries, including the development, marketing, and sale of the Customer Offerings, has not infringed, diluted, misappropriated, or otherwise violated, and does not currently infringe, dilute, misappropriate, or otherwise violate, any Intellectual Property right of any Person. Except as otherwise set forth on Section 4.14(e) of the Company Disclosure Letter, the Company and its Subsidiaries have not received from any Person any written (i) complaint, claim or notice, or threat (including any notification that a license under any Intellectual Property is or may be required) alleging any such infringement, dilution, misappropriation, or other violation, or (ii) request or demand for indemnification or defense based on an allegation of any such infringement, dilution, misappropriation, or other violation (and to the Knowledge of the Company, no customers have threatened any such requests or demands for the same to the Company or any of its Subsidiaries in connection with such customer’s use of any Customer Offerings).

(f) Infringement of Company Rights. To the Knowledge of the Company, no Person (including any current or former employee or consultant of the Company or its Subsidiaries) has infringed, diluted, misappropriated, or otherwise violated, or is currently infringing, diluting, misappropriating, or otherwise violating, any of the Company Owned Intellectual Property.

(g) Software and Computer Systems. The computer systems, including Software, hardware, computer firmware, computer hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, and computer systems, in each case, owned by, or leased or licensed to, the Company or its Subsidiaries (including any such assets under the control of a third party and used to provide services to the Company or any of its Subsidiaries in connection with the business of the Company and its Subsidiaries) (collectively, the “Company Systems), are sufficient in all material respects for the operation of the business of the Company and its Subsidiaries as presently conducted by the Company and its Subsidiaries. Since the Applicable Date, there have been no failures or prolonged downtimes of the Computer Systems that have caused any material disruption or interruption in the use of the Computer Systems or the conduct of the business of the Company and its Subsidiaries. The Company and its Subsidiaries have in place business continuity and disaster recovery plans that are designed to minimize and mitigate the occurrence, duration and effect of any unscheduled unavailability of the Company Systems. Except as set forth on Section 4.14(g) of the Company Disclosure Letter, the Company and its Subsidiaries have not, whether through the operation of the business of the Company and its Subsidiaries, provision of the products and services marketed, distributed, sold or licensed to third parties by the Company or any of its Subsidiaries, or otherwise, used any Open Source Software in a manner that would obligate the Company or its Subsidiaries to distribute, provide, or make available to third parties any portion of any Company Source Code or otherwise distribute any Software owned by the Company or its Subsidiaries at no charge. Except as set forth on Section 4.14(g) of the Company Disclosure Letter, no Company Source Code has been provided to any escrow agent or other Person who is not an employee, adviser or consultant of the Company or its Subsidiaries that is bound to written confidentiality obligations with respect thereto, and the Company and its Subsidiaries are not under any obligation (whether absolute or conditional) to deliver, license or disclose any Company Source Code to any other Person.

(h) Data Protection. The Company and its Subsidiaries have, in connection with the operation of the business of the Company and its Subsidiaries, collected, used, processed, handled, stored, exported, imported and protected all Personal Information in accordance in all material respects with the internal or customer-facing policies of the Company applicable at the relevant time, generally applicable industry standards, and applicable Law, including any such Laws governing the flow of such information across national borders. The Company and its Subsidiaries have at all times taken commercially reasonable steps (including steps for implementing any appropriate technical, physical and administrative safeguards, and monitoring compliance therewith) for ensuring that such Personal Information is protected against loss, unauthorized access, use, transfer, modification, disclosure or other misuse. The business of the Company and its Subsidiaries has not experienced any incident in which Personal Information was stolen or improperly accessed, including any “security breach” as such term (or a similar term) is defined under applicable Law and the Company and its Subsidiaries have not received any notices or complaints in writing from any Person or Governmental Entity with respect thereto. The Company and its Subsidiaries are and, since the Applicable Date, have been, in compliance in all material respects and remain in compliance in all material respects with the information privacy and security representations, warranties, agreements, covenants and obligations it has have given to its customers in business associate agreements or other agreements in effect. Since the Applicable Date, there have not been any actual material data security incidents or incidents alleged in writing of data security breaches, material unauthorized access or use of any of the Company Systems in the possession or under the control of the Company or its Subsidiaries (or, to the Knowledge of the Company, any other Company Systems operated by third parties), or material unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information or confidential or sensitive data stored on any Company Systems in the possession or under the control of the Company or its Subsidiaries or otherwise in the possession or under the control of the Company or its Subsidiaries (or, to the Knowledge of the Company, any other Company Systems operated by third parties).

4.15 Insurance. Subject to any settlements and commutations, all material insurance policies held by, or for the benefit of the Company and its Subsidiaries (the “Insurance Policies”) are in full force and effect, are valid and enforceable and all premiums due thereunder have been paid. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such insurance policies. Except as set forth in Section 4.15 of the Company Disclosure Letter, there are no claims that have been reported to an insurance provider under any such insurance policy involving an amount in excess of $50,000 individually, or $250,000 in the aggregate, and no such claims have been denied in whole or in part.

4.16 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property. The Company or its Subsidiaries hold good and valid leasehold interests in the real property which is reflected as such in the latest audited financial statements included in the Company Reports or leased or subleased after the date hereof by the Company or its Subsidiaries (except for leases that have expired by their terms since the date thereof) (the “Leased Real Property”), free and clear of all Liens other than Permitted Liens. Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list of all Leased Real Property as of the date hereof, which constitutes all real property leased or subleased by the Company or its Subsidiaries. Each Contract of the Company or its applicable Subsidiary for the Leased Real Property, where such Contract constitutes a lease of real property establishing a leasehold estate under which the Company or its applicable Subsidiary are a tenant or subtenant (a “Lease”), is valid and binding on each of the Company and its Subsidiaries that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect and is enforceable against the Company or its Subsidiaries (in each case, subject to the Bankruptcy and Equity Exception). There is no default (or event that with notice or lapse of time or both would constitute a default) under any Lease by any of the Company or its Subsidiaries that is a party thereto or to the Knowledge of the Company, any other party thereto, except in each case as, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Leased Real Property is in material compliance with all applicable zoning laws and building codes. To the Knowledge of the Company, the buildings and improvements located on the Leased Real Property, taken as a whole, are in reasonable operating condition. To the Knowledge of the Company, there are no pending or threatened in writing condemnation Proceedings against the Leased Real Property. Complete and correct copies of each Lease have been made available to Parent prior to the date hereof.

(b) The Company and its Subsidiaries own and have good and valid title to, or have valid rights to use, all material properties and assets (real, personal or mixed, tangible or intangible) used in or necessary for the conduct of their businesses, in each case, free and clear of all Liens other than Permitted Liens. The material tangible property and tangible assets owned or leased by the Company or its Subsidiaries, taken as a whole, are in reasonable operating condition, ordinary wear and tear excepted.

4.17 Contracts.

(a) Except for this Agreement, as set forth in Section 4.17 of the Company Disclosure Letter or as filed by the Company as an exhibit to any of the Company Reports, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i) that is or would be required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) that prohibits or restricts the ability of the Company or its Subsidiaries (or, following the Effective Time, Parent, the Surviving Corporation or its Affiliates) to conduct its business, to engage in any business, to solicit any potential business relation, to operate in any geographical area or to compete with any Person;

(iii) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(iv) that contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person;

(v) other than with respect to any partnership that is wholly owned by the Company or any wholly owned Subsidiary of the Company, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture or that provides for the formation, creation, operation, management or control of any equity interest in any entity or enterprise;

(vi) relating to or evidencing Indebtedness;

(vii) any Contract under which any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of the Company or its Subsidiaries;

(viii) that grants any rights of first refusal, rights of first offer or other similar rights to any Person;

(ix) (A) for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration under such Contract in excess of $250,000, or (B) for any acquisition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person, pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations, indemnification obligations or other material obligations outstanding;

(x) (A) is an Inbound IP License (excluding commercially available, unmodified, off the shelf software programs, including Open Source Software, that are licensed by the Company or its Subsidiaries pursuant to “shrink wrap” licenses, the total annual fees associated with which are less than $50,000 (other than Software included in or used to provide or distribute any Customer Offerings), which such licenses shall not be required to be disclosed under this Section 4.17(a)(x) but shall be considered Material Contracts hereunder), (B) is an Outbound IP License (except for any nonexclusive licenses or subscriptions granted to customers of the Company or its Subsidiaries that are entered into in the ordinary course of business consistent with past practice, which such licenses or subscriptions shall not be required to be disclosed under this Section 4.17(a)(x) but shall be considered Material Contracts hereunder if they otherwise qualify as Material Contracts hereunder), or (C) affects the ability of the Company or its Subsidiaries to use, enforce, or disclose any rights in Company Intellectual Property;

(xi) that is a mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien, other than a Permitted Lien, on any property or asset of the Company or any Subsidiary of the Company;

(xii) other than Contracts with a customer, any Contract of the Company or its Subsidiaries that is reasonably expected to provide for payments to the Company or its Subsidiaries in excess of $500,000 in 2016;

(xiii) any Contract with a Material Customer (provided, that the Company shall not be required to list on Section 4.17 of the Company Disclosure Letter, or make available to Parent prior to the date hereof, any Contract with a Material Customer that is not a top ten (10) customer based on gross sales proceeds for the calendar year 2015 and for the three (3) month period ending March 31, 2016; it being understood that notwithstanding this proviso, all Contracts with Material Customers shall be deemed to be Material Contracts for all other purposes of this Agreement);

(xiv) any Contract of the Company or its Subsidiaries that is reasonably expected to provide for payments from the Company or its Subsidiaries to the counterparty thereof in excess of $500,000 in 2016;

(xv) any lease or similar arrangement under which the Company or its Subsidiaries is the lessee of, or holds or uses, any machinery, equipment or other tangible personal property owned by any third party for an annual rent in excess of $500,000;

(xvi) any Contract that obligates the Company or its Subsidiaries (or following the Merger, Parent, the Surviving Corporation or their Affiliates) to conduct business on an exclusive basis with any third party, that contains “most favored nation” or similar covenants;

(xvii) any Contract pursuant to which the Company or its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of the Company or its Subsidiaries (other than the organizational documents of the Company or its Subsidiaries); and

(xviii) any Contracts between the Company or its Subsidiaries, on the one hand, and any of the Company’s or its Subsidiaries’ stockholders or equityholders or their Affiliates (other than the Company or its Subsidiaries), on the other hand (each such Contract described in clauses (i) through this (xviii), whether or not set forth in the Company Disclosure Letter or filed with the SEC, is referred to herein as a “Material Contract”).

(b) A true and complete copy of each Material Contract (other than Contracts described in the proviso of Section 4.17(a)(xiii)) has been publicly filed or made available to Parent prior to the date hereof. Each of the Material Contracts is valid and binding on each of the Company and its Subsidiaries that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect and is enforceable against the Company or its Subsidiaries and, to the Knowledge of the Company, each other party thereto (in each case, subject to the Bankruptcy and Equity Exception). To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Material Contract. Except as set forth on

Section 4.17(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is in material breach or default under any Material Contract, nor, to the Knowledge of the Company, does any event, fact or circumstance exist that with notice or lapse of time or both would constitute a material breach or default, under any Material Contract by any of the Company or its Subsidiaries that is a party thereto. Except as set forth on Section 4.17(b) of the Company Disclosure Letter, to the Knowledge of the Company, no other party to any Material Contract is in material breach or default under any Material Contract, nor does any event, fact or circumstance exist that with notice or lapse of time or both would constitute a material breach or default by any such other party thereunder. The Company has not received any written notice from any Person that such Person intends to terminate, or not renew, or materially amend, modify or alter, any Material Contract.

4.18 Brokers and Finders. Except for Stifel, Nicolaus & Company, Incorporated, neither the Company nor any of its Subsidiaries or Affiliates nor any officers, directors or employees thereof has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement.

4.19 Material Interests of Certain Persons. No current or former officer or director of any of the Company or its Subsidiaries, or equityholder of the Company or “associate” or member of the “immediate family” (as such terms are defined in Rule 12b-2 and Rule 16a-1 under the Exchange Act) of any such officer or director or equityholder, has any material interest in any material property (whether real or personal, tangible or intangible) or Contract used in or pertaining to the business of the Company or any of its Subsidiaries.

4.20 Customers. Section 4.20 of the Company Disclosure Letter sets forth a complete and accurate list of the names of the top twenty (20) customers (each, a “Material Customer”) based on gross sales proceeds from such Material Customers for the calendar year 2015 and for the three (3) month period ending March 31, 2016. The Company has not received any notice in writing from any Material Customer that such Material Customer intends to terminate, not renew, materially amend, modify or alter, or reduce the amount of products or services purchased under, any arrangement between such Material Customer and the Company or any of its Subsidiaries.

4.21 No Other Company Representations. Except for the representations and warranties set forth in this Article IV, no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to the Buyer Parties, and the Company hereby disclaims any such representation or warranty, whether by or on behalf thereof, and notwithstanding the delivery or disclosure to the Buyer Parties, or any of their Representatives or any other Person of any documentation or other information by the Company or any of its Representatives or any other Person with respect to any one or more of the foregoing.

ARTICLE V

Representations and Warranties of the Buyer Parties

The Buyer Parties hereby represent and warrant to the Company that:

5.1 Organization, Good Standing and Qualification. Each Buyer Party is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to materially delay or materially impede the ability of the applicable Buyer Party to consummate the Merger and the other transactions contemplated by this Agreement.

5.2 Corporate Authority. The Buyer Parties have all requisite corporate or similar power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Buyer Parties of this Agreement and the transactions contemplated hereby, including the Merger, have been duly authorized and approved by each of the Buyer Parties and no corporate or limited liability company, as applicable, action on the part of any of the Buyer Parties is necessary. This Agreement has been duly executed and delivered by each of the Buyer Parties and constitutes a valid and binding agreement of each of the Buyer Parties enforceable against each of the Buyer Parties in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

5.3 Governmental Filings; No Violations.

(a) Except for: (i) such filings of reports under the applicable requirements of the Exchange Act; (ii) such filings and notifications as may be required by the HSR Act and any Applicable Foreign Competition Laws which are listed on Section 4.4(a) of the Company Disclosure Letter, if any; (iii) the applicable requirements of the Nasdaq; and (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; no notices, reports or other filings are required to be made by the Buyer Parties with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Buyer Parties from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Buyer Parties and the consummation of the Merger and the other transactions contemplated hereby, except as would not reasonably be expected to materially delay or materially impede the ability of the applicable Buyer Party to consummate the Merger and the other transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by the Buyer Parties do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Buyer Parties, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or, acceleration of any rights or obligations under, or the creation of a Lien (other than a Permitted Lien) on any of the assets, of the Buyer Parties pursuant to any Contract, license or material Permit to which any of the Buyer Parties is a party or by which any of the Buyer Parties or any of their respective properties are bound or (iii) assuming that the consents, approvals and filings referred to in Section 5.3(a) are duly obtained and/or made, a violation in any material respect of any Law to which any of the Buyer Parties is subject, except, in the case of clause (ii) and (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impede the ability of the applicable Buyer Party to consummate the Merger and the other transactions contemplated by this Agreement.

5.4 Litigation. There are no Proceedings pending or, to the Knowledge of Parent, threatened against the Buyer Parties that, if adversely determined, would individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the ability of the Buyer Parties to consummate the Merger and the other transactions contemplated by this Agreement. None of the Buyer Parties is a party to or subject to the provisions of any material judgment, order, writ, injunction, settlement agreement decree or award entered, issued or made by or with any Governmental Entity.

5.5 Financing; Funds.

(a) Parent has delivered to the Company a true, complete and correct copy of the executed equity commitment letter, dated as of the date hereof, among Parent, the Company, Accel-KKR Capital Partners IV, LP, Accel-KKR Capital Partners V, LP, Accel-KKR Capital Partners IV Strategic Fund, LP, and Accel-KKR Capital Partners V Strategic Fund, LP (the “Financing Commitment”), pursuant to which each investor party thereto has committed, subject to the terms and conditions set forth therein, to invest in Parent the cash amounts set forth therein (the “Financing”) for the purpose of funding in part the aggregate Per Share Merger Consideration.

(b) As of the date hereof, (i) the Financing Commitment and the terms of the Financing have not been amended or modified prior to the date of this Agreement; (ii) no such amendment or modification is contemplated; and (iii) the commitment(s) contained therein have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, there are no other Contracts, side letters or arrangements to which Parent or Merger Sub is a party relating to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Commitment. Other than as set forth in the Financing Commitment, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing.

(c) As of the date hereof, the Financing Commitment is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent and each of the other parties thereto subject to the Bankruptcy and Equity Exception. As of the date hereof, no event has occurred that would, or would reasonably be expected to, constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) under the Financing

Commitment. As of the date hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing to be satisfied by it, whether or not such term or condition is contained in the Financing Commitment. Assuming the satisfaction of the condition set forth in Section 7.2(a) and (b), the Financing, when funded in accordance with the Financing Commitment, together with the cash on hand of the Company and its Subsidiaries as of the Effective Time, shall provide Parent with cash proceeds on the Closing Date sufficient to make all payments required to be made by Parent on the Closing Date pursuant to this Agreement. For the avoidance of doubt, it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing.

5.6 Solvency. Assuming the accuracy of the representations and warranties set forth in Article IV, as of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of each of the Surviving Corporation and its Subsidiaries will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries, including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of each of the Surviving Corporation and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) each of the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged; and (c) each of the Surviving Corporation and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature and become due. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

5.7 Capitalization. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share, 100 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub are owned by Parent, free and clear of all Liens, other than transfer restrictions imposed under any federal or state securities Laws. Merger Sub has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. Parent has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than the Financing Commitment, those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

5.8 Brokers and Finders. None of the Buyer Parties or any of their Affiliates or any officers, directors or employees thereof has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement.

5.9 Delaware Law. None of the Buyer Parties or any of their respective Affiliates was an “interested stockholder” of the Company as such term is defined in Section 203 of the DGCL (other than as a result of a transaction approved by the Board of Directors of the Company as described in Section 203(a)(1) of the DGCL) at any time during the three year period immediately preceding the execution and delivery of this Agreement.

5.10 No Other Buyer Party Representations or Warranties. Except for the representations and warranties set forth in this Article V, no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of the Buyer Parties to the Company, and the Buyer Parties hereby disclaim any such representation or warranty, whether by or on behalf thereof, and notwithstanding the delivery or disclosure to the Company, or any of their Representatives or any other Person of any documentation or other information by any of the Buyer Parties or any of their Representatives or any other Person with respect to any one or more of the foregoing.

ARTICLE VI

Covenants

6.1 Interim Operations.

(a) Except as required by applicable Law or otherwise expressly required by this Agreement, the Company covenants and agrees that, from and after the date hereof and prior to the Effective Time, except with the prior written consent of Parent, the Company shall, and shall cause its Subsidiaries to, conduct their business in the ordinary course consistent with past practice and shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates.

(b) Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except as (A) required by applicable Law, (B) otherwise expressly required by this Agreement, (C) as set forth in the relevant subsection of Section 6.1(b) of the Company Disclosure Letter, or (D) with the prior written consent of Parent ((X) which consent, solely with respect to the items and actions set forth in clauses (iii), (v), (ix), (xiii), (xv), (xvi) and (xvii), shall not be unreasonably withheld, conditioned or delayed so long as the action or omission (or series of related actions or omissions) the subject of such clauses would not reasonably be expected to result in (x) the Company being obligated to make payments in excess of $1,000,000 or (y) additional cost, expense or liability to Parent or Merger Sub hereunder in excess of $1,000,000, (Y) which consent, solely with respect to the items and actions set forth in clause (xi), shall not be unreasonably withheld, conditioned or delayed, and (Z) which consent, with respect to the other following clauses, may be given or withheld in Parent’s sole discretion), the Company shall not, and the Company shall cause its Subsidiaries not to:

(i) amend, supplement or otherwise change its certificate of incorporation, bylaws, limited liability company agreement or other applicable governing instruments;

(ii) merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate;

(iii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or any material assets from any other Person;

(iv) issue, deliver, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, delivery, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of, any shares of its capital stock or equity interests or the capital stock or equity interests of any of its Subsidiaries (other than (A) the issuance of Shares upon the exercise of Company Options or awards under the ESPP or the settlement of Company RSUs, in each case in accordance with the Stock Plans and that are outstanding as of the date hereof or that are issued after the date hereof in compliance with this Agreement or (B) the issuance or transfer of capital stock or equity interests of a wholly owned Subsidiary of the Company or any of its wholly-owned Subsidiaries to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, stock units, stock awards, warrants or other rights of any kind to acquire any shares of such capital stock, equity interests, convertible or exchangeable securities;

(v) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $250,000 or outside the ordinary course of business consistent with past practice;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or equity interests (except for cash dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or equity interests (other than (A) the acquisition in the ordinary course of business consistent with past practice of any Shares tendered by current or former Service Providers in connection with the cashless exercise of Company Options or in order to pay Taxes in connection with the exercise of Company Options or the vesting of Company RSUs, (B) repurchases of Shares at a price per Share not exceeding the Per Share Merger Consideration to the extent required or permitted pursuant to the terms and conditions of awards granted under the Stock Plans outstanding as of the date hereof, the form of which has been made available to Parent prior to the date hereof or (C) repurchases of Shares pursuant to the Stock Repurchase Plan in accordance with its terms until the Stock Repurchase Plan is terminated pursuant to Section 6.17.

(viii) incur any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a wholly owned Subsidiary of the Company), or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, in each case other than in the ordinary course under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof so long as the total Indebtedness incurred under all such letters of credit, lines of credit or credit facilities does not exceed $500,000 in the aggregate;

(ix) make or authorize any capital expenditures in excess of $250,000 individually or $500,000 in the aggregate, other than in accordance with the capital expenditure plan set forth on Section 6.1(b)(ix) of the Company Disclosure Letter in the ordinary course of business;

(x) make any material changes with respect to any method of Tax or financial accounting policies or procedures, except as required by changes in GAAP or by a Governmental Entity;

(xi) institute, compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any claims (A) involving amounts in excess of $50,000 individually or $100,000 in the aggregate, (B) that would impose any non-monetary obligation on the Company or its Subsidiaries or Affiliates that would continue after the Effective Time or (C) involving any stockholder, director or director nominee of the Company or that would grant any rights with respect to appointment or nomination of directors;

(xii) make, change or rescind any material Tax election or method of Tax accounting, file any material amended Tax Return, settle or compromise any material Tax liability, consent to or request any extension or waiver of any limitation period with respect to any claim or assessment of a material amount of Taxes (other than pursuant to extensions of time to file Tax Returns in the ordinary course of business consistent with past practices), enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, fail to pay any Taxes as they become due and payable;

(xiii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire, grant a Lien on or otherwise dispose of any material assets, properties or rights of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except (A) in the ordinary course of business consistent with past practice (which, in the case of Intellectual Property, shall be limited to only nonexclusive licenses or subscriptions granted to customers in the ordinary course of business) and (B) pursuant to Contracts in effect on the date of this Agreement to the extent set forth on Section 6.1(b)(xiii) of the Company Disclosure Letter (and made available to Parent prior to the date hereof);

(xiv) except as required under applicable Law or the terms of any Benefit Plan in effect as of the date hereof (A) grant, provide or increase (or commit to grant, provide or increase) any severance or termination payments or benefits to any current or former Service Provider; (B) increase in any manner (or commit to increase in any manner) the compensation or benefits of any current or former Service Provider (other than in the ordinary course consistent with past practices in all respects (including as to number of promotions, identity of employees being promoted, timing thereof and amount of increases) for employees with aggregate annual compensation potential (after taking into account such increase) of $200,000 or less who are being promoted to a higher paying position), (C) become a party to, establish, adopt, terminate or amend (or commit to become a party to, establish, adopt, terminate or amend) any Benefit Plan or arrangement that would have been a Benefit Plan if in effect on the date hereof (other than routine changes to welfare plans in the ordinary course consistent with past practice) or accelerate the vesting of, or lapse of restrictions on, any compensation (including any Company Option, Company RSU or Company PSU) for the benefit of any Person; (D) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former Service Providers or any of their beneficiaries; (E) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan; or (F) terminate the employment or services of any Service Provider with annual compensation in excess of $200,000 other than for cause, or hire any Service Provider for annual compensation (base salary and incentive opportunities) in excess of $200,000;

(xv) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Intellectual Property owned or exclusively licensed to the Company or any of its Subsidiaries, or enter into licenses or agreements that impose material restrictions upon the Company or any of its Subsidiaries with respect to Intellectual Property owned by any third party, in each case other than in the ordinary course of business consistent with past practice;

(xvi) (A) modify, amend or terminate any Material Contract, (B) enter into any successor agreement to an expiring Material Contract other than in the ordinary course of business consistent with past practice or that does not change the terms of such expiring Material Contract or (C) enter into any new agreement that would have been considered a Material Contract if it were entered into on or prior to the date hereof;

(xvii) terminate, cancel, materially amend or materially modify any Insurance Policies; or

(xviii) agree, authorize or commit to do any of the foregoing.

6.2 Acquisition Proposals; Go-Shop Period.

(a) Go-Shop Period. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on June 24, 2016 (the “Go-Shop Period”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to: (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by way of providing non-public information to any Person pursuant to confidentiality agreements on customary terms not materially more favorable to such Person than those contained in the Confidentiality Agreement and that does not restrict or prohibit the Company from complying with this Agreement (an “Acceptable Confidentiality Agreement”); provided, that (A) a copy of the Acceptable Confidentiality Agreement is provided to Parent promptly (and in any event within twenty-four (24) hours) after execution thereof, (B) the Company shall promptly (and in any event within twenty-four (24) hours thereafter) provide to Parent any material non-public information concerning the Company or its Subsidiaries that the Company provides to any Person, but only if and to the extent such information was not previously made available to Parent and (C) the Company and its Representatives shall withhold such portions of the information and data to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature from any Person who is a direct competitor, supplier or customer of the Company or any of its Subsidiaries or any Person known to the Company or its financial advisor to be an Affiliate of any of the foregoing (it being understood that, unless otherwise known, the Company shall not be required to conduct any diligence other than requesting a written confirmation from such Person that they do not have such an Affiliate) (collectively, “Restricted Bidders”), except to a Restricted Bidder who has (x) submitted a bona fide written Acquisition Proposal that is not withdrawn and that did not result from a breach of Section 6.2 and that constitutes a Superior Proposal and (y) certified to the Company in writing that it has substantially completed legal, financial and accounting due diligence (other than with respect to such withheld information and data) (a “Qualified Bidder”), in which case, such disclosure shall be subject to an Acceptable Confidentiality Agreement and pursuant to customary “clean-room” or other appropriate procedures, and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2 (including Section 6.2(c)), the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall cause its and its Subsidiaries’ other Representatives to, (i) at 12:01 a.m. (Eastern time) on June 25, 2016 (the “No-Shop Period Start Date”) immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to or that could reasonably be expected to lead to an Acquisition Proposal (including any Person with whom the Company was engaging in discussions during the Go-Shop Period) and (ii) from the No-Shop Period Start Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, (B) engage in or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, or that could reasonably be expected to lead to, any Acquisition Proposal, (C) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or (D) resolve to do any of the foregoing. Notwithstanding the occurrence of the No-Shop Period Start Date, the Company and its Subsidiaries and its Representatives may continue to engage in the activities described in Section 6.2(b) with any Excluded Party (subject to the requirements of clauses (i)(B) and (i)(C) of Section 6.2(c), including with respect to any amended or modified

Acquisition Proposal submitted by such Excluded Party following the No-Shop Period Start Date), until the earlier of (x) 11:59 p.m. (Eastern time) on July 9, 2016 and (y) the date such Person ceases to be an Excluded Party (the earlier of (x) and (y), the “Excluded Party Deadline”), and the restrictions in Section 6.2(b) and 6.2(c)(i)(D) shall not apply with respect thereto until the Excluded Party Deadline (and thereafter the provisions of Section 6.2(b), Section 6.2(c) and Section 6.2(e) shall apply with respect to such Excluded Party). Promptly after the No-Shop Start Date (and in any event no later than twenty-four (24) hours thereafter), the Company shall provide to Parent the identity of each Excluded Party (including the identities of all identified members of the group that constitutes such Excluded Party) and copies of the latest version of such Acquisition Proposal (including, for the avoidance of doubt, the purchase agreement and any documents relating to the financing of such Acquisition Proposal, in each case only if delivered in connection with such Acquisition Proposal). The Company also agrees that the Company shall request (at the applicable time set forth in the next sentence) that each Person, including any Person with whom the Company was engaging in discussions during the Go-Shop Period, and its Representatives who (x) has received non-public information or otherwise entered into a confidentiality or similar agreement in connection with a potential Acquisition Proposal in the twelve (12) months prior to the No-Shop Period Start Date or (y) has received non-public information pursuant to this Section 6.2 promptly return or destroy all confidential information theretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information). The Company shall make the request set forth in the previous sentence (I) promptly after the No-Shop Period Start Date, in the case of the Persons referred to in clause (x) in the immediately preceding sentence (other than any Excluded Party), (II) on July 10, 2016, in the case of any Excluded Party and/or (III) promptly after the Company terminates, or is no longer permitted pursuant to this Agreement to have, discussions with, or disclose confidential information to, any Person who made an Acquisition Proposal, in the case of the Persons referred to in clause (y) in the immediately preceding sentence. For the avoidance of doubt, the immediately preceding two sentences shall not limit the Company’s ability to make available confidential information pursuant to, and in accordance with, Section 6.2(c).

(c) Conduct Following No-Shop Period Start Date. Notwithstanding anything in this Agreement to the contrary, at any time following the No-Shop Period Start Date and prior to the time, but not after, the Company Requisite Vote is obtained, if the Company receives a bona fide written Acquisition Proposal (or an amendment or modification thereto) from any Person that is not withdrawn and that did not result from a breach of Section 6.2(b) (for the avoidance of doubt, receipt of an Acquisition Proposal from a Person or group of Persons who were solicited during the Go-Shop Period, in and of itself, shall not be deemed a breach of Section 6.2(b)), subject to compliance with this Section 6.2(c), (i) the Company and its Representatives may provide non-public information and data concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person an executed Acceptable Confidentiality Agreement; provided, that (A) a copy of the Acceptable Confidentiality Agreement is provided to Parent promptly (and, in any event, within twenty-four (24) hours) after execution thereof, (B) the Company and its Representatives shall not provide to any such Person any non-public information or data that has not been provided to Parent by the Company or its Representatives (including pursuant to this Section 6.2) prior to the No-Shop Period Start Date unless such information or data is material and is as a result of an event, fact or circumstance occurring after the No-Shop Period Start Date and the Company promptly (and in any event within twenty-four (24) hours thereafter) provides to Parent any such non-public information or data that the Company provides to such Person; (C) the Company and its Representatives shall withhold such portions of the information and data to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature from any Restricted Bidder, except to a Qualified Bidder, in which case, such disclosure shall be subject to an Acceptable Confidentiality Agreement and pursuant to customary “clean-room” or other appropriate procedures and (D) solely in the case of a Person who is or was an Excluded Party or any other Person who received non-public information or data concerning the Company or its Subsidiaries from the Company or its Representatives during the Go-Shop Period (any such Person, a “Prior Participant”), unless prior to the fifth (5th) Business Day after receipt of such Acquisition Proposal from such Prior Participant the Company notifies Parent that it intends to terminate this Agreement in accordance with Section 6.2(e) to enter into an Alternative Acquisition Agreement with such Prior Participant, the Company shall immediately cease providing any non-public information and data concerning the Company or its Subsidiaries to such Prior Participant and its Representatives (including terminating any access such Prior Participant or its Representatives had to a data room) as of 11:59 p.m. (Eastern time) on such fifth (5th) Business Day, and (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person, in each of (i) and (ii), if and only to the extent that, prior to taking any action described in clause (i) or (ii) above, (x) the Board of Directors of the Company (or an authorized committee thereof) determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) the Board of Directors of the Company (or an authorized committee thereof) has determined in good faith (after consultation with outside legal counsel and a nationally-recognized financial advisor) that such Acquisition Proposal constitutes a Superior Proposal; provided, that the Company shall immediately (and in any event within twenty-four (24) hours) notify Parent of any determination by the Board of Directors of the Company (or an authorized committee thereof) contemplated by this Section 6.2(c) specifying that notice is given pursuant to this Section 6.2(c); provided, further, that the Company and its Representatives may contact such Person before making the determination set forth in Section 6.2(c)(ii)(x) and (y) solely to clarify the terms and conditions of such proposal, including to clarify whether such Acquisition Proposal constitutes a Superior Proposal and the extent of any diligence that may be required by such Person, prior to making any such determination but not, in any event, to negotiate such terms and conditions.

(d) No Change in Recommendation or Alternative Acquisition Agreement. Except as expressly permitted pursuant to Section 6.2(e), Section 6.2(f) or Section 6.2(g), the Board of Directors of the Company and each committee thereof shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or approve, endorse or recommend, or propose publicly to approve or recommend, or resolve to approve or recommend, any Acquisition Proposal (collectively, a “Change of Recommendation”);

(ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, term sheet, Alternative Acquisition Agreement or other similar agreement or document (other than an Acceptable Confidentiality Agreement) relating to or in connection with any Acquisition Proposal;

(iii) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of DGCL or any similar action or omission under any other applicable Takeover Statute; or

(iv) grant any waiver, amendment or release under, or take any other action having a similar effect with respect to, any standstill, confidentiality or similar agreement, except to the extent necessary to allow the counterparty thereof to make a private Acquisition Proposal to the Board of Directors of the Company in accordance with this Agreement.

(e) Superior Proposal. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Requisite Vote is obtained, the Board of Directors of the Company (or an authorized committee thereof) may terminate this Agreement pursuant to and in accordance with Section 8.3(a) if (i) after the date hereof, the Company receives a Superior Proposal that is not subject to due diligence, (ii) the Board of Directors of the Company (or an authorized committee thereof) determines in good faith, after consultation with its outside counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable Law, (iii) the Company notifies Parent in writing, at least five (5) Business Days in advance, that it intends to terminate this Agreement pursuant to Section 8.3(a) with respect to such Superior Proposal, which notice shall specify the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal and, unless previously delivered to Parent, attach the most current version of such agreement; (iv) after providing such notice and prior to terminating this Agreement pursuant to Section 8.3(a) with respect to such Superior Proposal, the Company shall negotiate in good faith on an exclusive basis with Parent during such five (5)-Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement and the Financing Commitment as would permit the Board of Directors of the Company not to terminate this Agreement pursuant to Section 8.3(a) in response to such Superior Proposal; and (v) the Board of Directors of the Company (or an authorized committee thereof) shall have considered in good faith any changes to this Agreement and the Financing Commitment and shall have determined in good faith that such Superior Proposal would continue to constitute a Superior Proposal that is not subject to due diligence if such changes offered by Parent were to be given effect; provided that in the event that the Superior Proposal is thereafter modified by the party making such Superior Proposal, the Company shall provide written notice of such modified Superior Proposal to Parent and shall again comply with this Section 6.2(e) and provide Parent with an additional notice prior to terminating this Agreement pursuant to Section 8.3(a) (and shall do so for each subsequent modification).

(f) Intervening Event. Notwithstanding anything to the contrary contained herein, prior to the time, but not after, the Company Requisite Vote is obtained, the Board of Directors of the Company (or an authorized committee thereof) may make a Change of Recommendation for a reason unrelated to an Acquisition Proposal if: (i) the Board of Directors

of the Company (or an authorized committee thereof) determines in good faith (after consultation with outside counsel) that, in light of an Intervening Event, failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law; (ii) the Company has not breached (and is not deemed to have breached) its obligations under Section 6.2, Section 6.3 and Section 6.4; (iii) the Company notifies Parent in writing, at least five (5) Business Days in advance, that it intends to effect a Change of Recommendation in connection with such Intervening Event, which notice shall specify the nature of the Intervening Event in reasonable detail; (iv) after providing such notice and prior to making such Change of Recommendation in connection with such Intervening Event, the Company shall negotiate in good faith with Parent during such five (5)-Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement and the Financing Commitment as would permit the Board of Directors of the Company not to effect a Change of a Recommendation in connection with such Intervening Event; and (v) the Board of Directors of the Company (or an authorized committee thereof) shall have considered in good faith any changes to this Agreement and the Financing Commitment and shall have again determined in good faith that failure to effect a Change of Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law if such changes offered by Parent were to be given effect.

(g) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Board of Directors of the Company (or an authorized committee thereof) from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company) or (iii) making any disclosure to the Company’s stockholders that is required by Law; provided that any such disclosure under clause (i) or (ii) shall be deemed to be a Change of Recommendation unless the Board of Directors of the Company expressly and concurrently reaffirms the Company Recommendation.

(h) Notice. From and after the date of this Agreement, the Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by it or any of their Representatives indicating, in connection with such notice, the identity of the Person making the proposal or offer and the material terms and conditions of any proposals or offers (including, if applicable, copies of any proposals or offers constituting Acquisition Proposals, including proposed agreements) and (ii) any non-public information is requested from, or any discussions or negotiations are sought to be initiated with, it or any of its Representatives indicating, in connection with such notice, the identity of the Person seeking such information or discussions or negotiations, and in each case, thereafter shall keep Parent reasonably informed of the status of any such discussions or negotiations. In the event that any such party modifies its Acquisition Proposal in any material respect, the Company shall notify Parent within twenty-four (24) hours after receipt of such modified Acquisition Proposal of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation reflecting such modification).

(i) Company Acknowledgement. The Company agrees that any breach of this Section 6.2 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.2 by the Company for all purposes of this Agreement.

6.3 Proxy Filings; Information Supplied. The Company shall prepare and file with the SEC, as promptly as practicable (and, in any event, by June 13, 2016) after the date hereof, a proxy statement on Schedule 14A in preliminary form (together with a letter to stockholders, notice of meeting and form of proxy) relating to the Stockholders Meeting (collectively, including any amendment or supplement thereto, the “Proxy Statement”). The Company agrees that at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the adoption of this Agreement by the Company’s stockholders, the Company shall become aware of the occurrence of any event or other circumstance relating to it or any of its Subsidiaries, or any of their respective directors or officers, or the Merger, as to which an amendment or supplement to the Proxy Statement shall be required, the Company shall promptly inform Parent and prepare and mail to its stockholders such amendment or supplement. The Company shall promptly notify Parent of the receipt of any and all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be cleared by the SEC, including by promptly providing responses to the SEC with respect to all comments received on the Proxy Statement from the SEC. The Company shall cause the definitive Proxy Statement to be mailed promptly (and in any event, within two (2) Business Days) after the date the SEC staff advises that it has no further comments thereon or otherwise the date that the Company may commence mailing the Proxy Statement; provided, that in furtherance thereof, the Company shall mail “broker search cards” in accordance with Rule 14a-13 under the Exchange Act as promptly as practicable after the date hereof and shall mail additional “broker search cards” as needed in order to allow for the Proxy Statement to be timely mailed in accordance with this sentence. The Buyer Parties agree that none of the information supplied by any of them or any of their Affiliates for inclusion in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing of the Proxy Statement or any other materials that constitute “proxy materials” or “solicitation materials” or otherwise used for the “solicitation of proxies” (as such terms are used or defined in Rules 14a-1 through 14a-17 under the Exchange Act) (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review, and shall incorporate all reasonable comments, on such document or response.

6.4 Stockholders Meeting. Subject to Section 6.3, the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of Record Holders of Shares (the “Stockholders Meeting”) as promptly as practicable (and, in any event, no later than twenty (20) Business Days) after the first date of mailing of the initial Proxy Statement to consider and vote upon the adoption of this Agreement; provided, that except as Parent shall have otherwise consented to in writing in advance, the adoption of this Agreement shall be the only matter (other than procedural matters and matters that are required by the Exchange Act or other applicable Law to be voted on by the Company’s stockholders in connection therewith) which the Company shall propose to be acted on by the Company’s stockholders at the Stockholders Meeting. Unless the Company has effected a Change of Recommendation to the extent permitted by, and in accordance with, Section 6.2, the Company shall (a) include in the Proxy Statement (i) the Company Recommendation, (ii) a disclosure relating to the financial advisor to the Board of Directors of the Company (including the amount of fees and other consideration that such financial advisor will receive upon consummation of or as a result of the Merger, and the conditions therefor), the fairness opinion rendered by such financial advisor to the Board of Directors of the Company and the information that formed the basis for rendering the fairness opinion, and (b) use reasonable best efforts, in compliance in all material respects with all applicable Laws and the rules of Nasdaq, to solicit from its stockholders sufficient proxies in favor of the adoption of this Agreement in order to obtain the Company Requisite Vote, including engaging at its cost a nationally recognized proxy solicitor and, upon Parent’s request, presenting materials (in a form reasonably agreed by the parties hereto) that recommend this Agreement and the Merger to the Company’s stockholders and/or any firm providing proxy advisory services to the Company’s stockholders and, if necessary, requesting meetings with the Company’s stockholders (for purposes of obtaining their recommendation of the adoption of this Agreement) and/or any firm providing proxy advisory services to the Company’s stockholders (for purposes of obtaining its recommendation of the adoption of this Agreement by the Company’s stockholders). Notwithstanding anything to the contrary in this Agreement but subject to the DGCL, unless and until this Agreement is terminated in accordance with its terms, the Company’s obligation to call, give notice of, convene and hold the Stockholders Meeting under this Agreement shall not be limited, or otherwise affected, by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, and once established, the Company shall not change the record date for the Stockholders Meeting or postpone or adjourn the Stockholders Meeting without the prior written consent of Parent. Notwithstanding the foregoing, the Company may adjourn, delay or postpone the Stockholders Meeting an aggregate of one (1) time (for a period of not more than thirty (30) calendar days but not past three (3) Business Days prior to the Termination Date), and if requested by Parent the Company shall adjourn, delay or postpone the Stockholders Meeting, in each case, if prior to such adjournment, delay or postponement (but, in any event, no earlier than five (5) days prior to the then scheduled date of the Stockholders Meeting) the Company shall not have received an aggregate number of proxies voting for the adoption of this Agreement, which have not been withdrawn, such that the condition in Section 7.1(a) will be satisfied at the Stockholders Meeting. Unless otherwise agreed by the parties, on each of the last ten (10) Business Days prior to the date of the Stockholders Meeting, the Company shall notify Parent of the then-current aggregate tally of the proxies received by the Company or its Representatives with respect to the Company Requisite Vote. Parent shall, at the Stockholders Meeting, vote, or cause to be voted, all Shares owned by Parent in favor of the approval and adoption of this Agreement.

6.5 Filings; Other Actions; Notification.

(a) Subject to the terms and conditions set forth in this Agreement, the Company and the Buyer Parties shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to (i) consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable the expiration or termination of any applicable waiting period, and (ii) to obtain all necessary actions, non actions, waivers, consents, registrations, approvals, permits and authorizations that may be required, necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, under applicable Law. In furtherance of the foregoing, the Company and Parent agree to file or cause to be filed the initial notification with respect to the Merger required under the HSR Act no later than ten (10) Business Days after the date of this Agreement. Notwithstanding anything to the contrary in this Agreement, in no event shall the Buyer Parties or any of their Affiliates be obligated in connection with the receipt of any consent, approval, ruling or authorization from any Governmental Entity in connection with this Agreement, to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept any operational restriction, or take or commit to make payments (other than customary filing fees) or enter into any commercial arrangement, or commit, or commit to take, any other action (A) the effectiveness or consummation of which is not conditional on the consummation of the Merger, or (B) that would reasonably be expected to result in a material and adverse impact on the Company and its Subsidiaries, taken as a whole, or the Buyer Parties and their Subsidiaries (including the Surviving Corporation and its Subsidiaries following the Effective Time), taken as a whole, or any of the Buyer Parties’ Affiliates.

(b) Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of non-confidential information relating to Buyer Parties or the Company, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and the Buyer Parties shall act reasonably and as promptly as practicable.

(c) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and the Buyer Parties each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of the portions of any notices or other communications received by the Buyer Parties or the Company, as the case may be, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Buyer Parties shall nor shall they permit any of their Subsidiaries or Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated hereby unless they consult with the other parties in advance and, to the extent permitted by such Governmental Entity, give the other parties the opportunity to attend and participate thereat.

(d) From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or any other transaction contemplated by this Agreement, or that the consummation of the Merger will accelerate any rights or obligations, or any request or demand by such Person that the Company take certain actions or omit to take certain actions in connection with the Merger.

6.6 Access and Reports. Subject to applicable Law, prior to the Effective Time, the Company shall (and shall cause its Subsidiaries to) (i) upon reasonable prior written notice, afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to its employees, Representatives, properties, books, contracts and records, (ii) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested by Parent and (iii) furnish promptly to Parent any unaudited monthly consolidated statements of operations for the Company and its Subsidiaries prepared and provided to management or the Company’s Board of Directors; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify or supplement any representation or warranty made by the Company herein. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize any attorney-client privilege or contravene any Law; and in any such event, the parties hereto will use commercially reasonable efforts to make appropriate substitute disclosure arrangements. All such information provided pursuant to this Section 6.6 shall be governed by the terms of the Confidentiality Agreement. Such rights of access explicitly exclude any Phase II environmental investigations or any other intrusive or invasive sampling, including subsurface testing of soil, surfacewater or groundwater at any Leased Real Property. The Company acknowledges and agrees that the good faith conduct of a due diligence review customary for an acquisition similar to the Merger shall be deemed not to unreasonably interfere with the business or operations of the Company and its Subsidiaries.

6.7 Stock Exchange De-listing. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company’s securities from the Nasdaq and to terminate registration under the Exchange Act; provided, however, that such delisting and termination shall not be effective until after the Effective Time.

6.8 Publicity. The initial press release regarding the Merger shall be a joint press release of the Company and Parent and thereafter (unless and until a Change of Recommendation occurs in accordance with Section 6.2) the Company and the Buyer Parties each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and, subject to Section 6.4, prior to making any filings with any third party or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9 Employee Benefits.

(a) Until December 31, 2016, the Surviving Corporation shall provide all individuals who are employees of the Company and its Subsidiaries on the Closing Date (the “Affected Employees”), while employed by the Company or its Subsidiaries, with compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits (including target bonus and commission opportunities, but excluding equity compensation incentives, severance payments and any compensation or benefits triggered in whole or in part by the consummation of the transactions contemplated hereby) provided to the Affected Employees immediately prior to the date hereof. Nothing contained in this Section 6.9 shall be deemed to (i) grant any Affected Employee any right to continued employment after the Closing Date or (ii) restrict or limit Parent and the Surviving Corporation’s right to terminate any Affected Employee for any reason, including without cause.

(b) Parent shall cause any employee benefit plans of Parent and its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) in which the Affected Employees are entitled to participate after the Closing Date to take into account for purposes of eligibility, vesting, level of benefits (but not for any purpose under any defined benefit pension plans or plans providing for post-termination medical benefits), service by such employees as if such service were with Parent or its Subsidiaries, to the same extent such service was credited under an analogous Benefit Plan (except to the extent that it would result in a duplication of benefits with respect to the same period of service).

(c) Following the Closing Date, with respect to the Affected Employees and their eligible dependents, Parent shall, or shall cause the Surviving Corporation, to the extent commercially reasonable, to: (i) waive any pre-existing conditions to the extent required by Law and to the extent such pre-existing conditions were waived under the existing plans of the Company as of the date of this Agreement, (ii) provide credit for prior service with the Company and its Affiliates as of the Closing Date for purposes of satisfying any applicable waiting periods to the extent such credit would be recognized for this purpose under the existing plans of the Company as of the date of this Agreement, and (iii) give credit in the year in which the Closing Date occurs for any copayments, deductibles and out-of-pocket limits paid by the Affected Employee and eligible dependents in such year prior to the Closing Date to the extent such amounts would be recognized for such purposes under the existing plans of the Company as of the date of this Agreement.

(d) Nothing contained in this Section 6.9, express or implied (i) shall be construed to establish, amend, or modify any Benefit Plan or (ii) is intended to confer upon any Person (including current or former Service Providers, or dependents or beneficiaries of Service Providers) any rights as a third-party beneficiary of this Agreement.

6.10 Expenses. Except (a) as otherwise provided in Section 8.5, (b) for any filings fees associated with the notifications under the HSR Act in respect of the transactions contemplated by this Agreement and (c) for any transfer or similar Taxes (in the case of (b) and (c), which shall be borne equally by Parent and the Company), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement and the financing thereof (collectively, the “Expenses”) shall be paid by the party incurring such expense except, subject to the terms of this Agreement, for Parent’s reimbursement and obligations pursuant to Section 6.13.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, in the event of any threatened or actual Proceeding, whether civil, criminal or administrative, including any such Claim in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person (each an “Indemnified Party”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of Company or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their reasonable best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or bylaws (or comparable organizational documents) shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time; provided that nothing in this sentence shall require any amendment to the certificate of incorporation or bylaws (or comparable organizational documents) of the Surviving Corporation.

(b) Parent and the Surviving Corporation shall cause the individuals serving as officers and directors of Company immediately prior to the Effective Time to be covered for a period of six (6) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided, that in no event shall Parent or the Surviving Corporation be required to expend annually in the aggregate an amount in excess of 300% of the annual premiums currently paid by the Company (which current amount is set forth in Section 6.11(b) of the Company Disclosure Letter) for such insurance (the “Insurance Amount”); provided, further, that if Parent or the Surviving Corporation is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Parent or the Surviving Corporation shall obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase a six (6)-year prepaid “tail policy” that provides coverage no less favorable than the coverage described above; and provided, further, that if the annual premiums for such “tail” policy exceed the Insurance Amount, then Parent may direct the Company to obtain a “tail” policy with the maximum coverage available for the Insurance Amount applied over the term of such policy. In the event that the Company purchases such a “tail” policy, the obligations of Parent and the Surviving Corporation under this Section 6.11(b) shall be deemed satisfied, provided that the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor the obligations thereunder pursuant to this Section 6.11(b).

(c) The provisions of this Section 6.11 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and his or her respective heirs and representatives.

6.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13 Financing Cooperation.

(a) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use, and shall use their reasonable best efforts to cause the officers, employees, advisors and other Representatives of the Company and its Subsidiaries, to use reasonable best efforts to provide to the Buyer Parties, at Parent’s sole expense, all cooperation reasonably requested by the Buyer Parties in connection with its arrangement of debt financing, including (i) furnishing the Buyer Parties and the providers thereof such financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by the Buyer Parties, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, such financing and the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel of the Company and other members of senior management and Representatives of the Company reasonably requested thereby), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with such financing (including assisting Parent in obtaining corporate and debt facilities ratings to the extent reasonably requested by Parent), (iii) assisting the Buyer Parties and the providers of such financing in the preparation of customary offering memoranda, bank information memoranda, rating agency presentations and lender presentations relating to such financing, (iv) cooperating with the marketing efforts of the Buyer Parties and the providers of such financing for all or any portion of such financing, (v) providing and executing documents as may be reasonably requested by Parent (with reasonable prior notice), including, (A) authorization letters, confirmations and undertakings in connection with the financial information, the offering memoranda and the bank information memoranda (including with respect to presence or absence of material non-public information and the accuracy of the information contained therein), (B) documents relating to the repayment of the existing indebtedness of the Company and its Subsidiaries, if any, and the release of related liens, including customary payoff letters, if any, (C) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, (D) a certificate of the Chief Financial Officer of the Company with respect to solvency matters and (E) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing such financing as requested by the Buyer Parties or the providers of such financing, (vi) providing all relevant information with respect to the collateral and providing reasonable access to the Buyer Parties and the providers of such financing to allow them to conduct audit examinations and appraisals with respect to such collateral, (vii) executing and delivering any pledge and security documents and otherwise facilitating the pledging of collateral, (viii) using reasonable best efforts to satisfy the conditions precedent set forth in any documentation relating to such financing to the extent the satisfaction of such conditions requires the cooperation of or is within the control of the Company and its Subsidiaries, (ix) using reasonable best efforts to cooperate with the due diligence investigation of the providers of such financing, to the extent customary and reasonable and not unreasonably interfering with the business of the Company, and (x) using commercially reasonable efforts to obtain accountant’s comfort letters and legal opinions reasonably requested by the Buyer Parties or the providers of financing and customary for financings similar to such financing; provided, however, that, irrespective of the above, no obligation of the Company or any of its Subsidiaries under any such certificate, document or instrument (other than the authorization and representation letters referred to above) shall be effective until the Effective Time and none of the Company or any of its Subsidiaries shall be required to take any action under any such certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time. Neither the Company nor any of its Subsidiaries shall be required to take any action pursuant to this Section 6.13(a) that would (w) subject it to actual or potential liability (including any indemnification obligation) prior to the Closing for which it would not be indemnified hereunder or a separate undertaking entered into between Parent and the Company, or (x) require it to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs), (y) waive, amend or breach any terms of this Agreement or (z) conflict with, violate or result in any breach of or default under any organizational documents of the Company or any of its Subsidiaries, any Contract or any Law. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective officers, employees, advisors and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred in connection with the arrangement of such financing (including any action taken in accordance with this Section 6.13(a)) and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries provided by the Company in writing specifically for use in the financing offering documents). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.13(a). The Company hereby consents to the use of their and their Subsidiaries’ logos in connection with such financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of their Subsidiaries.

(b) No later than two (2) Business Days prior to the Closing Date, the Company shall, or shall cause its Subsidiaries to, furnish to Parent customary payoff letters and lien release documentation (each a “Payoff Letter”) in form and substance reasonably satisfactory to Parent from all financial institutions and other Persons to which any Indebtedness of the Company or any of its Subsidiaries is outstanding, which Payoff Letters shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”) and (y) state that all Liens in connection therewith relating to the Company or any of the Company’s Subsidiaries (or any of their respective assets) shall be, upon the payment of the Payoff Amount on the Closing Date released by all lenders; and (ii) subject to the receipt by the Company from Parent of the required funds, at or prior to the Closing, the Indebtedness of the Company listed in such Payoff Letters shall have been repaid or redeemed and all Liens in connection therewith released.

6.14 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, is threatened in writing, against the Company or its Subsidiaries and/or the members of the Board of Directors of the Company prior to the Effective Time, the Company shall promptly notify Parent of any such stockholder litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent and its Representatives a reasonable opportunity to review, and shall consider in good faith all reasonable comments, on any written document to be given to any third party or Governmental Authority in connection therewith. None of the Company or its Subsidiaries or Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such stockholder litigation or consent to the same unless Parent shall have consented in writing. After receipt of the Company Requisite Vote, the Company shall (a) cooperate with Parent in connection with such Stockholder Litigation, (b) if and as requested by Parent, use its commercially reasonable efforts to address any unresolved Stockholder Litigation, so long as such actions would not require the Company to pay any amounts in connection therewith prior to the Closing, and (c) at Parent’s request, replace counsel to the Company with a counsel selected by Parent and reasonably acceptable to the Company, subject to the requirements of any existing directors’ and officers’ liability insurance policies.

6.15 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Parent Vote. Within twenty four (24) hours following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL.

6.17 Termination of Repurchase Plan. As soon as reasonably practicable after the date hereof the Company shall cause the Stock Repurchase Plan to be terminated in accordance with its terms.

6.18 Cash Management. Unless otherwise directed by Parent and to the extent permitted by the terms of the underlying instrument, the Company shall liquidate and convert into cash all cash equivalents and short term investments, notwithstanding any penalties or “break fees” caused by such conversion, effective no later than two (2) Business Days prior to the Closing Date and, in furtherance thereof, shall not invest any cash or cash equivalent or reinvest any short term investment in any security or other investment or deposit that has a maturity date that is greater than the earlier of (i) 30 days from the date of investment and (ii) the date of the Stockholders Meeting. Unless otherwise directed by Parent, and except as set forth on Section 6.18(b) of the Company Disclosure Letter, the Company shall cause all cash and cash equivalents to be in a bank account of a nationally-recognized U.S. banking institution in the name of the Company (and not any Subsidiary) as of no later than the close of business two (2) Business Days prior to the Closing Date.

ARTICLE VII

Conditions

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of the Company and the Buyer Parties to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law, and in any event in writing) of each of the following conditions:

(a) Stockholder Approval. This Company Requisite Vote shall have been obtained.

(b) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

(c) No Injunctions or Restraints; Illegality. No order, injunction, ruling, decree or judgment issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) restraining, enjoining or otherwise preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal consummation of the Merger or any of the other transactions contemplated by this Agreement.

7.2 Conditions to Obligations of the Buyer Parties. The obligations of the Buyer Parties to effect the Merger are also subject to the satisfaction or waiver (to the extent permitted by applicable Law, and in any event in writing) by Parent of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.2 shall be true and correct in all respects (except where the failure to be so accurate in all respects would not be reasonably expected to result in additional cost, expense of liability to the Company, Parent, or their Affiliates, individually or in the aggregate, that is more than $300,000) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in Section 4.1, 4.3, 4.10 and 4.18 shall be true and correct (without giving effect to any “materiality”, “Company Material Adverse Effect” or other materiality qualifiers contained therein) in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of the Company set forth in Section 4.6(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date; (iv) the other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any “materiality”, “Company Material Adverse Effect” or other materiality qualifiers contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of clause (iv) above, where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect has occurred and is continuing.

(d) Officer’s Certificate. Parent shall have received a certificate from the Company, dated as of the Closing Date and signed on behalf of the Company by an executive officer of the Company, stating that the conditions specified in Section 7.2(a) through 7.2(c) have been satisfied.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (in writing) by the Company of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Buyer Parties set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not or would not reasonably be expected to prevent, materially delay or materially impede the ability of the Buyer Parties to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Performance of Obligations of the Buyer Parties. Each of the Buyer Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate from the Buyer Parties, dated as of the Closing Date and signed on behalf of the Buyer Parties by an executive officer of Parent, stating that the conditions specified in Section 7.3(a) and 7.3(b) have been satisfied.

ARTICLE VIII

Termination

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Requisite Vote is obtained by mutual written consent of the Company and Parent (on behalf of the Buyer Parties).

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by written notice of either Parent (on behalf of the Buyer Parties) or the Company if:

(a) the Merger shall not have been consummated by October 27, 2016, whether such date is before or after the date the Company Requisite Vote is obtained (such date, the “Termination Date”);

(b) the Stockholders Meeting shall have been held and completed and the Company Requisite Vote shall not have been obtained at such Stockholders Meeting or at any adjournment or postponement thereof permitted hereunder; or

(c) any Injunction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or any of the other transactions contemplated by this Agreement shall become final and non-appealable (whether before or after the Company Requisite Vote has been obtained);

provided, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its representations, warranties, covenants or obligations under this Agreement in any manner that shall have been the primary cause of, or the primary factor that resulted in, the failure of a condition to the consummation of the Merger to have been satisfied on or before the Termination Date; provided further, however, that, subject to limitations set forth in the last sentence of Section 6.5(a), the Termination Date shall be tolled for such period of time, if any, but in no event longer than thirty (30) days unless otherwise expressly agreed to between Parent and the Company, required to comply with an Injunction or other order of a court of competent jurisdiction that requires additional action by the parties before the transactions contemplated by this Agreement can be consummated.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by written notice of the Company if:

(a) at any time prior to the receipt of the Company Requisite Vote (i) (x) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement (including Section 6.2(e)), to enter into definitive transaction documentation providing for a Superior Proposal that is not subject to due diligence (“Alternative Acquisition Agreement”) and (y) substantially concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal, (ii) the Company immediately prior to or substantially concurrently with (and as a condition to) such termination, pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5 and (iii) the Company has not breached (and is not deemed to have breached) its obligations under Section 6.2, Section 6.3 and Section 6.4; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Buyer Parties in this Agreement such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent and (ii) the Termination Date; provided, however, that the Company is not then in material breach of this Agreement.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by written notice of Parent (on behalf of the Buyer Parties) if:

(a) (i) the Board of Directors of the Company shall fail to recommend in the Proxy Statement the approval and adoption of this Agreement or shall make a Change of Recommendation (whether or not permitted by this Agreement) or shall approve, recommend or endorse (or in the case of a tender offer or exchange offer, fail to recommend rejection of within ten (10) Business Days) an Acquisition Proposal or resolve or publicly propose to do any of the foregoing; (ii) the Company fails to publicly reaffirm the Company Recommendation upon the written request therefor by Parent by the earlier of ten (10) Business Days following a written request by Parent and two (2) Business Days prior to the Stockholders Meeting; (iii) the Company provides Parent with a notice of its intent to terminate this Agreement or effect a Change of Recommendation in accordance with Section 6.2(e) or Section 6.2(f); or (iv) the Company fails (or is deemed to have failed) to comply with its obligations under Section 6.2, Section 6.3 or Section 6.4, except if such failure to comply is unintentional and immaterial; provided, that time is of the essence with respect to the actions or omissions contemplated by Section 6.2 and failure to meet any express deadlines set forth therein shall be deemed to constitute a material breach of Section 6.2; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) the Termination Date; provided, however, that the Buyer Parties are not then in material breach of this Agreement.

8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve the Company of any liability to pay the Termination Fee pursuant to this Section 8.5, (ii) no such termination shall relieve the Company, on the one hand, or the Buyer Parties, on the other hand, of liability for any willful breach of this Agreement prior to termination; and (iii) the agreements of the parties contained in Section 6.10, the indemnification and reimbursement provisions of Section 6.13, this Section 8.5, Article IX and the Confidentiality Agreement shall survive the termination of this Agreement (in the case of the Confidentiality Agreement, subject to the terms thereof). For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge and intent that the taking of such act or the failure to take such act would cause a breach of this Agreement. For the avoidance of doubt, the failure of Parent or Merger Sub to cause the Merger and the Effective Time to occur and to effect the Closing as and when required under this Agreement shall be a willful breach of this Agreement.

(b) Without limiting Section 8.5(a), in the event that:

(i) (x) this Agreement is terminated pursuant to Section 8.2(a) (before obtaining the Company Requisite Vote), Section 8.2(b) or Section 8.4(b) (as a result of any willful breach), (y) any Person shall have made a bona fide Acquisition Proposal prior to such termination, and (z) within twelve (12) months after such termination the Company shall have entered into an agreement with respect to any Acquisition Proposal or consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(a);

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a); or

(iv) this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(b) or by Parent pursuant to Section 8.4(b);

then the Company shall:

(A) in the case of clause (i) above, promptly, but in no event later than three (3) Business Days after the earlier of the date on which the Company enters into an agreement with respect to or consummates the Acquisition Proposal referred to in subclause (i)(z) above, pay Parent or its designee the Termination Fee by wire transfer of immediately available funds;

(B) in the case of clause (ii) above, promptly but in no event later than three (3) Business Days after the date of such termination, pay Parent or its designee the Termination Fee by wire transfer of immediately available funds;

(C) in the case of clause (iii) above, immediately prior to or substantially concurrently with such termination, pay Parent or its designee the Termination Fee by wire transfer of immediately available funds; and

(D) in the case of each of clauses (i), (ii), (iii) and (iv) above, promptly but in no event later than three (3) Business Days after such termination, pay Parent or its designee the Expense Reimbursement (to the extent not previously paid) by wire transfer of immediately available funds.

(c) The Buyer Parties and the Company acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b), and, in order to obtain such payment, the Buyer Parties commence a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b) or any portion thereof, the Company shall pay to the Buyer Parties their costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

(d) The parties hereto agree that payment of the Termination Fee and the Expense Reimbursement shall be Parent’s and Merger Sub’s exclusive remedy for any termination of this Agreement in accordance with Article VIII under circumstances where the Termination Fee is payable under this Section 8.5 and is actually paid, and after such payment the Parent and Merger Sub shall have no further recourse against the Company for, or as a result of, such termination; provided, however, that the foregoing limitations on liability shall in no event limit Parent’s ability to seek recovery for damages, or limit the amount of damages that Parent may recover, in connection with a claim for a willful breach of Section 6.2, Section 6.3 or Section 6.4 occurring prior to the termination of this Agreement. For the avoidance of doubt, the remedy of specific performance (including in the form of an injunction) pursuant to Section 9.5(c) shall not be available to Parent or Merger Sub in the event this Agreement is terminated in accordance with Article VIII under circumstances where the Termination Fee is payable, and is actually paid, under this Section 8.5.

ARTICLE IX

Miscellaneous and General

9.1 Nonsurvival of Representations and Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance (in whole or in part) after the Effective Time. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that following the adoption of this Agreement by the stockholders of the Company, there shall be no modification or amendment to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.

9.3 Waiver of Conditions. The conditions to each of the Buyer Parties’ and the Company’s obligations to consummate the Merger are for the sole benefit of such party or parties and may be waived by such party or parties in whole or in part to the extent permitted by applicable Laws. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, including via faxed or electronically submitted pdf, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement. Delivery of an executed counterpart signature page is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF, SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, or the negotiation, execution or performance hereof, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the parties hereto irrevocably agree that all Proceedings or other causes of action (whether at Law, in contract, in tort or otherwise) that may be based upon, arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, or the negotiation, execution or performance hereof, shall be heard and determined exclusively in the Chosen Courts. The parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid, effective and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed by an acknowledgement or transmission report generated by the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the addressee’s facsimile number) or by overnight courier:

If to the Buyer Parties:

Accel-KKR

2500 Sand Hill Road, Suite 300

Menlo Park, CA 94025

Attention: Tom Barnds

Tel: (650) 289-2460

Fax: (650) 289-2461

with a copy to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Tel: (312) 862-2000

Fax: (312) 862-2200

Attention: Jeffrey Seifman, P.C.; Shelly M. Hirschtritt, P.C.; Douglas A. Ryder, P.C.

If to the Company:

SciQuest, Inc.

3020 Carrington Mill Blvd.

Suite 100

Morrisville, NC 27560

Attention: Grant W. Collingsworth, Esq., General Counsel and Vice President of Corporate Development

Tel: (919) 659-2100

Fax: (919) 659-2199

with a copy (which shall not constitute notice) to:

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP

150 Fayetteville Street

Raleigh, NC 27601

Attention: Byron B. Kirkland, Esq.

Tel: (919) 821-1220

Fax: (919) 821-6800

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission from the machine from which the facsimile was sent if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier. In the event that an addressee of a notice, request, instruction or other document rejects or otherwise refuses to accept a notice, request, instruction or other document delivered or sent in accordance with this Section 9.6, or if the notice, request, instruction or other document cannot be delivered because of a change in address for which no notice was given, then such notice, request, instruction or other document is deemed to have been received upon such rejection, refusal or inability to deliver to the extent a written record of such rejection, refusal or inability to deliver is maintained.

9.7 Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Letter and the Mutual Non-Disclosure Agreement, dated as of March 3, 2015, between the Company and Accel-KKR Company, LLC (the “Confidentiality Agreement”), constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. Except (i) as provided in Section 6.11, (ii) for each of the Persons who are entitled to indemnification and/or reimbursement of expenses pursuant to Section 6.13(a), (iii) for each of the Persons whose liability is limited in accordance with Section 8.5 or Section 9.10, in each case, which such Persons shall be express third party beneficiaries of, and shall be entitled to rely on and enforce, Sections 8.5(c), 9.1, 9.5(b), this Section 9.8 and Section 9.10, as applicable, the Buyer Parties and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of a party to take any action, such requirement shall be deemed to include an undertaking on the part of that party to cause such Subsidiary to take such action.

9.10 Non-Recourse. All claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement) may be made only against (and are those solely of) the entities that are expressly identified as parties to this Agreement in the Preamble to this Agreement. No other Person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to, any party to this Agreement or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to any of the foregoing (each of whom is an express third party beneficiary of this Section 9.10) shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach.

9.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.12 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns, but neither this Agreement nor any rights, interests and obligations hereunder shall be assigned by any party, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of each of the other parties and any attempt to make any such assignment without such consent shall be null and void. Notwithstanding the foregoing, Parent and Merger Sub may (i) assign this Agreement (in whole or in part) to one of more of its Affiliates (provided that no assignment shall relieve Merger Sub or Parent of any of its obligations under this Agreement) and (ii) collaterally assign any or all of its rights, but not its obligations under this Agreement to any of its sources of debt financing; provided, however, that such assignment will not (i) affect the obligations of the parties to the Financing Commitment or (ii) materially impede or delay the consummation of the Merger.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

SCIQUEST, INC.

By:	Stephen J. Wiehe
	Name:	Stephen J. Wiehe
	Title:	President and Chief Executive Officer

AKKR GREEN PARENT, LLC

By:	Thomas C. Barnds
	Name:	Thomas C. Barnds
	Title:	President

AKKR GREEN MERGER SUB, INC.

By:	Thomas C. Barnds
	Name:	Thomas C. Barnds
	Title:	President

Signature Page to Agreement and Plan of Merger

ANNEX A

DEFINED TERMS

2004 Stock Plan	1.1
2013 Stock Plan	1.1
Acceptable Confidentiality Agreement	6.2(a)
Acquisition Proposal	1.1
Affected Employees	6.9(a)
Affiliate	1.1
Agreement	Preamble
Alternative Acquisition Agreement	8.3(a)
Applicable Date	4.5(a)
Applicable Foreign Competition Laws	1.1
Bankruptcy and Equity Exception	4.3(a)
Benefit Plans	1.1
Business Day	1.1
Buyer Parties	Preamble
Bylaws	2.5
Capitalization Date	4.2
Certificate of Merger	2.3
Change of Recommendation	6.2(d)
Charter	2.4
Chosen Courts	9.5(a)
Closing	2.2
Closing Date	2.2
Code	3.2(g)
Company	Preamble
Company Disclosure Letter	Article IV
Company ERISA Affiliate	4.8(c)
Company Intellectual Property	1.1
Company Licensed Intellectual Property	1.1
Company Material Adverse Effect	1.1
Company Option	1.1
Company Owned Intellectual Property	1.1
Company PSU	3.3(c)
Company Recommendation	4.3(b)
Company Registrations	4.14(a)
Company Reports	4.5(a)
Company Requisite Vote	4.3(a)
Company RSU	1.1
Company Source Code	1.1
Company Systems	4.14(g)
Confidentiality Agreement	9.7
Contract	1.1
Controlled Group Liability	4.8(c)

Current Employees	4.13(b)
Customer Offering	1.1
DGCL	2.1
Dissenting Shares	3.2(f)
Effective Time	2.3
Environmental Law	1.1
ERISA	1.1
ESPP	3.3(e)
Exchange Act	4.4(a)
Exchange Fund	3.2(a)
Excluded Party	1.1
Excluded Party Deadline	6.2(b)
Excluded Shares	3.1(a)
Expense Reimbursement	1.1
Expenses	6.10
FCPA	4.9(b)
Financing	5.5
Financing Commitment	5.5
Go-Shop Period	6.2(a)
Governmental Entity	4.4(a)
Hazardous Substance	1.1
HSR Act	4.4(a)
Inbound IP Licenses	1.1
Indebtedness	1.1
Indemnified Party	6.11(a)
Injunction	7.1(c)
Insurance Amount	6.11(b)
Insurance Policies	4.15
Intellectual Property	1.1
Intervening Event	1.1
IRS	4.8(b)
Knowledge	1.1
Laws	4.9(a)
Lease	4.16(a)
Leased Real Property	4.16(a)
Licenses	4.9(a)
Lien	4.2
Material Contract	4.17(a)(xviii)
Material Customer	4.20
Merger	Recitals
Merger Sub	Preamble
Nasdaq	4.4(a)
Non-U.S. Benefit Plans	1.1
No-Shop Period Start Date	6.2(b)
Open Source Software	1.1
Outbound IP Licenses	1.1

Parent	Preamble
Paying Agent	3.2(a)
Payoff Amount	6.13(b)
Payoff Letter	6.13(b)
Per Share Merger Consideration	3.1(a)
Permitted Lien	1.1
Person	1.1
Personal Information	1.1
Preferred Shares	4.2
Prior Participant	6.2(c)
Proceedings	21
Proxy Statement	6.3
PSU Agreement	3.3(c)
PSU Consideration	3.3(c)
Qualified Bidder	6.2(a)
Record Holder	3.1(b)
Release	1.1
Representatives	6.2(a)
Restricted Bidders	6.2(a)
Sarbanes-Oxley Act	4.5(a)
SEC	4.5(a)
Securities Act	1.1
Service Providers	1.1
Share	3.1(a)
Software	1.1
Stock Plans	1.1
Stock Repurchase Plan	1.1
Stockholders Meeting	6.4
Subsidiary	1.1
Superior Proposal	1.1
Surviving Corporation	2.1
Takeover Statute	4.10
Tax or Taxes	1.1
Tax Return	1.1
Termination Date	8.2(a)
Termination Fee	1.1
Trademarks	1.1
U.S. Benefit Plans	1.1
VAT	4.12(i)
Vested Company Option	3.3(a)
Vested Company RSU	3.3(b)

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